Exhibit 2.1
Execution Version
PURCHASE AND SALE AGREEMENT
BY AND AMONG
EAGLE OPERATING, INC.
AS SELLER
AND
WILLISTON HUNTER ND, LLC
AS BUYER
AND
FOR THE LIMITED PURPOSES HEREIN,
MAGNUM HUNTER RESOURCES CORPORATION
AUGUST 4, 2011

i

EXHIBITS/SCHEDULES

Exhibit A	Procedure for Title Defects
Exhibit B	Form of Assignment, Conveyance, Bill of Sale and Assumption Agreement
Exhibit C	Form of Certification of Non-Foreign Status Affidavit
Exhibit D	Form of Settlement Agreement
Exhibit E	Form of Alexanders’ Agreement

Schedule 1	[Intentionally omitted]
Schedule 2.6	Allocation of Purchase Price
Schedule 3.3(a)	Conflicts
Schedule 3.3(b)	Preferential Purchase Rights
Schedule 3.3(c)	Consents
Schedule 3.4(a)	Personal Property and Allocated Values
Schedule 3.4(b)-1	Interests in Units and Allocated Values
Schedule 3.4(b)-2	Interests in Wells and Allocated Values
Schedule 3.5	Property Agreements
Schedule 3.5(a)	Exceptions to Property Agreements
Schedule 3.5(b)	Additional Exceptions to Property Agreements/Leases
Schedule 3.6 Schedule 3.6(a)	Payments Due Under Leases Accrued Suspense Funds in Favor of Third Parties
Schedule 3.7	Exceptions to Compliance with Law
Schedule 3.8	Litigation
Schedule 3.9	Tax Partnerships
Schedule 3.10	Environmental Matters
Schedule 3.11	AFEs
Schedule 3.13	Imbalances
Schedule 3.14	Payout Balances
Schedule 3.16	Plugging and Abandonment
Schedule 3.20	Current Bonds
Schedule 3.24	Operator Consents
Schedule 3.25	Operator Liens
Schedule 3.26	Magnum Hunter Owned Monies
Schedule 7.7	Contracts Terminated

PURCHASE AND SALE AGREEMENT
This Purchase and Sale Agreement (this “Agreement”) is made as of August 4, 2011, by and among Eagle Operating, Inc., a North Dakota corporation (the “Seller”), Williston Hunter ND, LLC, a Delaware limited liability company (the “Buyer”), and for the limited purposes herein, Magnum Hunter Resources Corporation, a Delaware corporation (“Magnum Hunter”). Buyer and Seller may each be referred to herein as a “Party” and together as the “Parties.”
RECITALS
A.	Seller and Magnum Hunter are parties to that certain Settlement Memorandum dated April 26, 2011, as supplemented by the Supplemental Settlement Memorandum dated July 26, 2011 (the “Settlement Memorandum”) wherein Seller and Magnum Hunter reached a settlement, subject to the negotiation and execution of this Agreement, in regard to the cases presently pending in the United States District Court for the District of North Dakota, Northwestern Division, as Civil Action No. 4-10-CV-030 and Civil Action No. 4-10-043 (both Civil Actions referred to collectively as the “Litigation”).
B.	Buyer is a wholly-owned subsidiary of Magnum Hunter.
C.	Seller is the owner of certain oil and gas leases, wells and related assets located in North Dakota (all as further defined below in Article I as the Assets).
D.	Pursuant to the Settlement Memorandum, Seller has agreed to sell, and Buyer has agreed to acquire, the Assets, less and except the Excluded Assets (as defined in Article I) and the Seller Reserved Overriding Royalty Interest (as defined in Section 2.3) on the terms and under the conditions set forth in this Agreement.
E.	Pursuant to the Settlement Memorandum, Seller and Magnum Hunter have agreed to mutually release one another from any and all claims and disputes between such parties, including with respect to the Litigation, as more particularly set forth in the form of Settlement Agreement attached as Exhibit D hereto.
AGREEMENT
The Parties, in consideration of the premises and of the mutual representations, warranties, covenants, conditions and agreements set forth herein and intending to be bound, agree as set forth below:
ARTICLE I
DEFINITIONS; CONSTRUCTION
     1.1. Definitions. When used in this Agreement, the following terms shall have the meanings specified:
“Action” means any action, claim, suit, litigation, arbitration or governmental investigation.
“AFE” is defined in Section 3.11.

“Agreement” means this Agreement, together with the Exhibits and Schedules attached hereto, as the same may be amended from time to time in accordance with the terms hereof.
“Aitken Leases” means that certain (i) Oil and Gas Lease dated March 6, 1972, from Carroll H. Aitken and Veernell A. Aitken, as Lessors, to GeoResources, Inc., as Lessee, recorded in Book 110m, page 494, real property records, Renville County, North Dakota and (ii) Oil and Gas Lease dated July 17, 1972, from Burlington Northern Inc., as Lessor, to GeoResources, Inc., as Lessee, recorded in Book 112m, page 277, real property records, Renville County, North Dakota.
“Aitken Agreement” is defined in Section 7.12.
“Alexanders” is defined in Section 3.29.
“Alexanders’ Overpayment” is defined in Section 3.29.
“Alexanders Suspense Accounts” is defined in Section 3.29.
“Allocated Value” means the monetary amount, for each Unit, Well, Lease or Personal Property, as set forth on Schedule 3.4(b)-1, Schedule 3.4(b)-2 and Schedule 3.4(a), as applicable, for the purpose of determining Title Defect Amounts and adjustments due to Material Adverse Environmental Conditions.
“Assets” means all of Seller’s right, title and interest in and to the following, less and except the Excluded Assets:
          (a) the Property Agreements listed on Schedule 3.5, including, without limitation, the Leases listed on Schedule 3.4;
          (b) the Wells;
          (c) the Personal Property;
          (d) the Production;
          (e) geological and geophysical interpretations related to any of the Assets; and
          (f) the Books and Records.
“Asset Taxes” means ad valorem, production, severance, property or similar taxes relating to the Assets.
“Assignment” means the Assignment, Conveyance, Bill of Sale and Assumption Agreement in the form of Exhibit B attached hereto. The Assignment may be executed in multiple counterparts for recording in the various jurisdictions wherein the Assets are located.
“Assumed Liabilities” means:
          (a) operating costs arising in the ordinary course of business out of the operation of the Assets in the ordinary course of business accruing from and after the Effective

Time, but expressly excluding obligations arising from personal injury, casualty, property damages or breach of contract from and after the Effective Time but prior to Closing;
          (b) any liability or obligation arising out of or resulting from performance due on or after the Closing arising from or related to any Property Agreement listed on Schedule 3.5, including but not limited to the Leases listed on Schedule 3.4;
          (c) any liability or obligation for Asset Taxes relating to any period (or portion thereof) from and after the Effective Time and other Taxes including income Taxes relating to any period (or portion thereof) after the Closing Date but excluding Transfer Taxes which are borne by Seller and Buyer as provided in Section 7.2(a);
          (d) any liability or obligation for properly plugging and abandoning the Wells after Closing and restoring the surface areas associated with such Wells after Closing in accordance and compliance with the rules and regulations of Governmental Authorities having jurisdiction and the terms of the Leases;
          (e) any liability or obligation relating to the accrued suspense funds set forth on Schedule 3.6(a) to the extent such funds are transferred to Buyer at Closing;
          (f) any liability or losses attributable to a Title Defect for which the Cash Consideration is decreased pursuant to Section 2.4(b)(iv); and
          (g) except as it may arise from a breach of any representation or warranty set forth in Section 3.10, any matter relating to the Environmental Condition of the Assets.
“Books and Records” means, in whatever form or media expressed, all files (originals or copies), records, documentation and data of Seller or any of Seller’s affiliates relating to (or evidencing) Seller’s use, ownership, maintenance, or operation of the Leases, lands covered by the Leases, Wells, production, rights-of-way or other rights and Assets described herein, including but not limited to lease files, land files, well files, accounting files, production sales agreements files, division order files, title opinions and abstracts, legal records, governmental filings, geological data, non-proprietary seismic data where dissemination of such data does not violate the terms of any contracts, information and analysis, production reports, production logs, cores sample reports and maps.
“Business Day” means any day other than (i) a Saturday or Sunday or (ii) a day on which commercial banks in New York, New York or Houston, Texas, are closed.
“Buyer” is defined in the opening paragraph.
“Buyer Claim” is defined in Section 8.4(b).
“Buyer’s Claim Notice” is defined in Section 8.4(b).
“Buyer Indemnified Party” is defined in Section 8.4(a).
“Cash Consideration” is defined in Section 2.2

“Closing” means the closing of all the transactions contemplated by this Agreement at the conference held at 10:00 a.m., local time, on the Closing Date, at the offices of Fulbright & Jaworski L.L.P., located at 370 17th Street, Suite 2150, Denver, CO 80202; provided, however, that in lieu of meeting in person for such closing, the Parties may exchange pdfs by electronic mail of the executed closing deliveries set forth in Section 6.4, with the originals of such deliveries to be sent for overnight delivery to the other Party, as applicable.
“Closing Date” means August 18, 2011.
“Code” means the Internal Revenue Code of 1986, as amended.
“Disputed Amounts” is defined in Section 2.5(g).
“Effective Time” is defined in Section 2.9.
“EFMU Wells” means those four (4) wells in the East Flaxton Madison Unit, Burke County, ND, more particularly described as EFMU 24Hz, EFMU 25Hz, EFMU 26Hz and EFMU 27Hz.
“Encumbrances” is defined in Exhibit A, Section 5(c)
“Environmental Arbitration” is defined in Section 8.2(b).
“Environmental Condition” means any pollution, contamination, degradation, or damage caused by, related to, arising from, or in connection with the generation, handling, use, treatment, storage, transportation, disposal, discharge, Release, or emission of any Hazardous Materials.
“Environmental Deadline Date” is defined in Section 8.2(a)(i).
“Environmental Laws” means any and all Laws, regulations, guidance, or other requirements relating to public health, or to pollution or protection of the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata) including, without limitation, the Clean Air Act, the Comprehensive Environmental Response Compensation and Liability Act (“CERCLA”), the Resource Conservation and Recovery Act of 1976 (“RCRA”), the Toxic Substances Control Act (“TSCA”), the Clean Water Act, the Safe Drinking Water Act, the Emergency Planning and Community Right-to-Know Act, the Occupational Safety and Health Act, the Hazardous Materials Transportation Act (“HMTA”), the Oil Pollution Act of 1990, all as amended, and any state, county or local laws and regulations implementing or analogous to the foregoing federal laws, and all other laws relating to or regulating emissions, discharges, Releases, or cleanup of pollutants, contaminants, chemicals, polychlorinated biphenyls, oil and gas exploration and production wastes, brine, solid wastes, or toxic or Hazardous Materials or wastes.
“Environmental Permit” means any permit, license, registration, authorization or consent required by or from any Governmental Authority under Environmental Law.
“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Excluded Assets” means:
          (a) any Leases or other Assets that are excluded due to Title Defects or Material Adverse Environmental Conditions;
          (b) a copy of the Books and Records;
          (c) any production hedges or other derivatives related to the Assets;
          (d) except to the extent relating to any obligation or liability assumed by Buyer hereunder, all rights and causes of action, arising, occurring or existing in favor of Seller prior to the Effective Time or arising out of the operation of or production from the Assets prior to the Effective Time (including, but not limited to, any and all contract rights, claims, receivables, revenues, recoupment rights, recovery rights, accounting adjustments, mispayments, erroneous payments or other claims of any nature in favor of Seller and relating and accruing to any time period prior to the Effective Time);
          (e) except to the extent relating to any obligation or liability assumed by Buyer hereunder, any accounts receivable or accounts payable accruing before the Effective Time;
          (f) except to the extent relating to any obligation or liability assumed by Buyer hereunder, all hydrocarbon production from or attributable to the Assets with respect to all periods prior to the Effective Time, and all proceeds attributable thereto;
          (g) any refund of costs, Taxes or expenses borne by Seller attributable to the period prior to the Effective Time;
          (h) except to the extent relating to any obligation or liability assumed by Buyer hereunder, and except to the extent constituting (i) the suspended funds on royalty and (ii) Magnum Hunter Owned Monies, all deposits, cash, checks, funds and accounts receivable attributable to Seller’s interest in the Assets with respect to any period of time prior to the Effective Time; and
          (i) all of Seller’s existing fee surface interests, fee mineral interests, royalty and overriding royalty interests of record, including without limitation, the Seller Reserved Overriding Royalty Interest, provided, however, that by way of clarification, the Excluded Assets shall not include (i) any leasehold or working interests which are included among the Assets, and (ii) the surface rights and interests associated with the leasehold or working interests in clause (i) above; provided, further that Buyer shall have no obligation concerning any of the Excluded Assets.
“Final Settlement Date” is defined in Section 2.5(f).
“Final Settlement Statement” is defined in Section 2.5(f).
“Governmental Authority” means any federal, state, provincial, municipal, local or other governmental department, commission, board, bureau, agency or instrumentality, or any court, in each case whether of the United States, any of its possessions or territories, or of any foreign nation.

“Hazardous Materials” means any (i) toxic or hazardous materials or substances; (ii) solid wastes, including asbestos, polychlorinated biphenyls, mercury, flammable or explosive materials; (iii) radioactive materials (including naturally occurring radioactive materials); (iv) petroleum or petroleum products (including crude oil); and (v) any other chemical, pollutant, contaminant, substance or waste that is regulated or for which liability or standards of care are imposed under any Environmental Law.
“Indemnifying Party” is defined in Section 8.6.
“Injunction” means the injunction granted by the United States District Court for the District of North Dakota, Northwestern Division, as set forth in the Order Granting Preliminary Injunction in Case No. 4-10-cv-030, filed on May 5, 2010 in such Court as Document No. 15.
“Interim Period” is defined in Section 5.1.
“Laws” means any federal, state, local or other law or governmental requirement of any kind, and the rules, regulations and orders promulgated thereunder, all of the foregoing as in effect on the date hereof.
“Lease” (individually) and “Leases” (collectively) means all of Seller’s right, title and interest in and to the oil, gas, and/or mineral leases (including federal leases) set forth on Schedule 3.4(b) or the lands covered thereby, including, but not limited to leasehold and working interests, record title and operating rights. Schedule 3.4(b) sets forth a list of the Leases and Units, together with a description of Seller’s Net Revenue Interest and Working Interest therein, and a list of the Wells associated with such Units and Leases. To the extent such Leases are not set forth on Schedule 3.4(b), it is the intent of the Parties hereto that Seller transfer to Buyer all of Seller’s leasehold and working interests in and to all oil, gas and/or mineral leases covering lands in North Dakota in which Seller and Magnum Hunter (or Magnum Hunter’s wholly-owned subsidiary, PRC Williston LLC) jointly owned leasehold or working interests as of the Effective Time.
“Lease Burdens” means the royalties, overriding royalties, production payments, net profit interests, and all similar interests burdening the Leases or production therefrom.
“Litigation” is defined in the Recitals.
“Losses” is defined in Section 8.4(a).
“Magnum Hunter” is defined in the opening paragraph.
“Magnum Hunter Owned Monies” means (a) all funds held in suspense (whether held by Seller, an affiliate of Seller or a third party) which are attributable to Magnum Hunter’s (or any Magnum Hunter subsidiary’s) interests in and to the Units, Leases or Wells, or production therefrom, including without limitation, with respect to the EFMU Wells and (b) all funds held by Seller or an affiliate of Seller not included in part (a) of this definition which is attributable to Magnum Hunter’s or PRC Williston LLC’s interests in and to the Units, Leases or Wells, or production therefrom.

“Marketable Title” is defined in Exhibit A, Section 5.
“Material Adverse Effect” or “Material Adverse Change” means a material adverse effect on or change in (or any development that, insofar as reasonably can be foreseen, is reasonably likely to have a material adverse effect on or change in) the ownership, operation, use or value of the Assets taken as a whole, other than any change, circumstance or effect (a) relating to the economy or securities markets in general, (b) affecting the oil and gas or energy industry generally, such as fluctuations in the price of oil or gas, or (c) resulting from the execution or performance of this Agreement or the announcement thereof.
“Material Adverse Environmental Condition” is defined in Section 8.2(a).
“Net Revenue Interest” means the decimal ownership of the lessee in production from a Unit, Well or Lease, after deducting all applicable Lease Burdens, calculated on an 8/8 basis. For example, Seller’s Net Revenue Interest in the (i) Mohall-Madison Unit set forth on Schedule 3.4(b)-1 is 41.057263% and (ii) the Stanley State No. 1 Well set forth on Schedule 3.4(b)-2 is 40.208335%, in each case calculated on an 8/8 basis.
“Objection Report” is defined in Section 2.5(f).
“Operator Liens” means any liens asserted or filed by, or which could have been asserted or filed by, Seller (or an affiliate of Seller) which encumber or burden Magnum Hunter’s (or any Magnum Hunter subsidiary’s) interests in the Leases, Wells or production therefrom, including without limitation, that certain (i) Statement of Oil and Gas Lien recorded on April 30, 2010, as Document No. 228389 in the public records of Burke County, North Dakota, (ii) Statement of Oil and Gas Well Lien recorded on April 13, 2010, as Document No. 228119 in the public records of Burke County, North Dakota, and (iii) Statement of Oil and Gas Well Lien recorded on May 3, 2010, as Document No. 228443 in the public records of Burke County, North Dakota.
“Party” and “Parties” is defined in the opening paragraph.
“Permits” means all written permits, licenses and governmental authorizations, registrations and approvals required, as of the date hereof, in connection with the ownership or operation of the Assets.
“Permitted Encumbrances” means: (A) liens, charges, encumbrances, contracts, agreements, instruments, obligations, defects and irregularities of title and restrictions of right or interest of any nature affecting any Asset that will be discharged at Closing; (B) lessors’ royalties, overriding royalties, and similar burdens that do not operate to reduce the Net Revenue Interest of Seller below that Net Revenue Interest set forth on Schedule 3.4(b) or increase the Working Interest of Seller above that Working Interest set forth on Schedule 3.4(b) (without a proportionate increase in the corresponding Net Revenue Interest); (C) contingent future obligations under any joint operating agreement, farm-out agreement, or any similar agreement whereby an operator or other party with an interest in such agreement may earn, or otherwise become entitled to, an interest in any Lease or Well that does not operate to reduce the Net Revenue Interest of Seller below that Net Revenue Interest set forth on Schedule 3.4(b) or increase the Working Interest of Seller above that Working Interest set forth on Schedule 3.4(b) (without a proportionate increase in the corresponding Net Revenue Interest); (D) division orders, provided that the same do not operate to reduce the Net Revenue Interest of Seller below that Net Revenue Interest set forth on Schedule 3.4(b) or increase the Working Interest of Seller above that Working Interest set forth on Schedule 3.4(b) (without a proportionate increase in the corresponding Net Revenue Interest) and are not such as to interfere materially with the operation, value or use of any of the Assets; (E) sales contracts relating to hydrocarbons if cancellable upon no more than thirty (30) days notice; (F) all rights to consent by, required notices to, and filings with or other actions by Governmental Authorities, if any, in connection with the change of ownership or control of an interest in any Asset; (G) materialmen’s, mechanics’, repairmen’s, employees’, contractors’, operators’, and other similar liens or charges arising pursuant to operations in the ordinary course of business incidental to construction, maintenance, or operation of the Leases if they are not now due and payable; (H) easements in respect of surface operations, pipelines, or the like and easements on, over, or in respect of the Leases that are not such as to interfere materially with the operation, value or use of the Leases; (I) all other inchoate liens, charges, encumbrances, contracts, agreements, instruments, obligations, defects and irregularities, affecting any of the Assets that individually or in the aggregate are customary in the industry and are not such as to interfere materially with the operation, value or use of any of the Assets, that do not operate to reduce the Net Revenue Interest of Seller below that Net Revenue Interest set forth on Schedule 3.4(b) or increase the Working Interest of Seller above that Working Interest set forth on Schedule 3.4(b) (without a proportionate increase in the corresponding Net Revenue Interest); (J) all applicable Laws, rules and orders of any Governmental Authority; and (K) inchoate liens for Taxes not due and payable before the Closing Date.
“Personal Property” means all of Seller’s interest in and to all of the personal property, equipment, fixtures, and improvements associated with, appurtenant to or used in connection with, the Leases, the lands associated with the Leases, the Wells or with the production, treatment, sale or disposal of hydrocarbons or water produced therefrom or attributable thereto, including but not limited to those identified on Schedule 3.4(a). To the extent such Personal Property is not set forth on Schedule 3.4(a), it is the intent of the Parties hereto that (i) all personal property, fixtures, equipment and improvements in which Seller owns an interest within or related to the Leases or Wells, other than the Excluded Assets, be transferred to Buyer and be deemed Personal Property for all purposes hereunder and (ii) Seller transfer to Buyer all of Seller’s interests in and to all personal property, fixtures, equipment and improvements associated with, appurtenant to or used in connection with, all oil, gas and/or mineral leases covering lands in North Dakota in which Seller and Magnum Hunter (or Magnum Hunter’s wholly-owned subsidiary, PRC Williston LLC) jointly owned leasehold or working interests as of the Effective Time.
“Preferential Rights” is defined in Section 3.3(b).
“Preliminary Settlement Statement” is defined in Section 2.5(d).

“Prime Rate” means the prime rate of interest reported in The Wall Street Journal on the Final Settlement Date or, if not published on such date, as most recently published prior to the Final Settlement Date.
“Production” means (a) all of Seller’s right, title and interest in the oil, gas, casinghead gas, condensate, distillate and other liquid and gaseous hydrocarbons less any Excluded Assets produced after the Effective Time and (b) all inventories, oil, gas and production in tanks, in storage below the pipeline connection in tanks or upstream of the sales meter (“line fill”), in each case which are attributable to the Leases or Wells.
“Property Agreements” means (a) the Leases and (b) all pooling and unitization agreements, hydrocarbon purchase and sale contracts, leases, permits, rights-of-way, easements, servitudes, licenses, authorizations, farmout agreements, farmin agreements, participation agreements, joint venture agreements, exploration agreements, development agreements, master service agreements, drilling contracts, operating agreements, unit agreements, saltwater disposal agreements, division orders, transfer orders, options, surface leases, surface fee interests, orders and other contracts or agreements: (i) to the extent the instruments listed in clause (b) relate to any Well, Lease or to the other Assets; or (ii) to the extent the instruments listed in clause (b) relate to the production, storage, treatment, transportation, processing, sale or disposal of hydrocarbons, water or other minerals or substances produced therefrom or attributable thereto.
“Purchase Price” is defined in Section 2.2.
“Purchase Price Allocation” is defined in Section 2.6.
“Release” means any depositing, spilling, leaking, pumping, pouring, placing, emitting, discarding, abandoning, emptying, discharging, migrating, injecting, escaping, leaching, dumping, or disposing into the environment.
“Referral Firm” is defined in Section 2.5(g).
“Retained Liabilities” means all liabilities and obligations of Seller, whether such liabilities or obligations relate to payment, performance or otherwise, other than the Assumed Liabilities, including without limitation, (A) all liabilities and obligations arising from or related to any Property Agreement not listed on Schedule 3.5, (B) all liabilities and obligations associated with any of the Excluded Assets, including liabilities and obligations to defend and protect any of the Excluded Assets and (C) all liabilities and obligations of Seller (i) for Asset Taxes attributable to any period (or portion thereof) prior to the Effective Time, (ii) for income Taxes attributable to the Assets prior to and through the Closing Date or arising in connection with the consummation of the transactions contemplated hereby and other Taxes attributable to the Assets prior to the Effective Time, but excluding Transfer Taxes which are borne by Seller and Buyer as set forth in Section 7.2(a) and (iii) for the unpaid Taxes of any person under Reg. §1.1502-6 (or any similar provision of state, local or non-U.S. law), as a transferee or successor, by contract or otherwise.
“Schedule 3.4(b)” shall collectively refer to Schedule 3.4(b)-1 and Schedule 3.4(b)-2.
“Securities Act” is defined in Section 2.7(a).

“Seller” is defined in the opening paragraph.
“Seller Claim” is defined in Section 8.5(b).
“Seller’s Claim Notice” is defined in Section 8.5(b).
“Seller Indemnified Party” is defined in Section 8.5(a).
“Seller Reserved ORRI Determination Criteria” is defined in Section 2.3(a).
“Seller Reserved Overriding Royalty Interest” is defined in Section 2.3(a).
“Selling Holder Information” is defined in Section 2.7(b).
“Settlement Agreement” means the form of Settlement Agreement and Mutual Releases attached as Exhibit D hereto, by and among Seller and Magnum Hunter.
“Settlement Memorandum” is defined in the Recitals.
“Shares” is defined in Section 2.2.
“Shelf Registration” is defined in Section 2.7(a).
“Soo Line” means Soo Line Railroad Company d/b/a Canadian Pacific.
“Soo Line Lawsuit” means that certain lawsuit styled Soo Line Railroad Company d/b/a Canadian Pacific v. Eagle Operating, Inc., et al., Civil Case No. 38-09-C-00037, Renville County District Court, North Dakota.
“Soo Line Subject Lands” means the real property at issue in the Soo Line Lawsuit, including without limitation, the E/2 NE/4 of Section 14, Township 160 North, Range 86 West, Renville County, North Dakota.
“Suspension Period” is defined in Section 2.7(c).
“Taxes” means any and all taxes, levies, imposts, duties, assessments and withholdings imposed or required to be collected by or paid over to any Governmental Authority, including any interest, penalties, fines, assessments or additions imposed with respect to the foregoing.
“Tax Returns” means any report, return, information statement, payee statement or other information required to be provided to any Governmental Authority with respect to Taxes or any amendment thereof, including any return of an affiliated, combined or unitary group, and any and all work papers relating to any Tax Return.
“Title Deadline Date” is defined in Exhibit A, Section 3(b).
“Title Defect” means any condition that causes Seller not to have Marketable Title.

“Title Defect Amount” is defined in Exhibit A, Section 6.
“Title Defect Arbitrator” is defined in Exhibit A, Section 8(a).
“Title Defect Notice” is defined in Exhibit A, Section 3.
“Title Defect Property” is defined in Exhibit A, Section 4.
“Transfer Taxes” means any state or local transfer, sales, use, stamp, recordation or other similar Taxes.
“Units” means any lands and/or mineral interests pooled or unitized with the lands and/or mineral interests covered by the Leases pursuant to a pooling or unitization agreement, in each case as set forth on Schedule 3.4(b)-1.
“Wells” means any of the oil or gas wells specifically identified on Schedule 3.4(b)-1 and Schedule 3.4(b)-2 or located on the Leases or lands pooled therewith.
“Working Interest” means that interest which bears a share of all costs and expenses proportionate to the interest owned, associated with the exploration, development and operation of a Unit, Well or Lease that the owner thereof is required to bear and pay by reason of such ownership, expressed as a decimal.
     1.2. Construction.
          (a) All Article, Section, Subsection, Schedule and Exhibit references used in this Agreement are to Articles, Sections, Subsections, Schedules, and Exhibits to this Agreement unless otherwise specified. The Exhibits and Schedules attached to this Agreement constitute a part of this Agreement and are incorporated herein for all purposes. The Table of Contents and Article and Section headings in this Agreement are inserted for convenience of reference only and shall not constitute a part hereof.
          (b) If a term is defined as one part of speech (such as a noun), it shall have a corresponding meaning when used as another part of speech (such as a verb). Unless the context requires otherwise, all words used in this Agreement in the singular number shall extend to and include the plural, all words in the plural number shall extend to and include the singular. Unless the context of this Agreement clearly requires otherwise, words importing the masculine gender shall include the feminine and neutral genders and vice versa. The words “includes” or “including” mean “including without limitation,” the words “hereof,” “hereby,” “herein,” “hereunder,” and similar terms in this Agreement shall refer to this Agreement as a whole and not any particular Section or Article in which such words appear and any reference to a law shall include any amendment thereof or any successor thereto and any rules and regulations promulgated thereunder. Currency amounts referenced in this Agreement are in U.S. Dollars.

          (c) Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. Whenever any action must be taken hereunder on or by a day that is not a Business Day, then such action may be validly taken on or by the next day that is a Business Day.
          (d) Each Party acknowledges that it and its attorneys have been given an equal opportunity to negotiate the terms and conditions of this Agreement and that any rule of construction to the effect that ambiguities are to be resolved against the drafting party or any similar rule operating against the drafter of an agreement shall not be applicable to the construction or interpretation of this Agreement.
ARTICLE II
PURCHASE AND SALE
     2.1. Purchase and Sale.
          (a) At the Closing, Seller shall sell, assign, convey, transfer and deliver to Buyer, and Buyer shall purchase and accept from Seller, all of Seller’s right, title and interest in and to the Assets; provided, however, the Excluded Assets will not be conveyed or purchased hereunder, but will be excluded from this transaction.
          (b) At the Closing, Buyer shall assume and become obligated to pay, perform, or otherwise discharge the Assumed Liabilities.
     2.2. Purchase Price. At the Closing (i) Buyer shall pay to Seller $55,000,000 (the “Cash Consideration”) as such Cash Consideration may be adjusted pursuant to Section 2.4 and (ii) Magnum Hunter shall issue to Seller that number of whole shares of common stock rounded down to the nearest whole number, par value of $0.01 per share (the “Shares”) of Magnum Hunter equal to the quotient of (x) $2,000,000 divided by (y) the average of the volume weighted average price of Magnum Hunter’s common stock on the New York Stock Exchange for the five (5) consecutive trading days ending on the trading day immediately preceding the Closing Date, with an additional cash payment from Magnum Hunter or Buyer to Seller representing the cash equivalent of any fractional Share resulting from rounding down the Shares to the nearest whole number. The Cash Consideration and the Shares (collectively, the “Purchase Price”) constitute all consideration due from Magnum Hunter and Buyer to Seller for the transfer of the Assets, any matters concerning the settlement of the Litigation, and the other assignments, agreements and obligations of Seller set forth in this Agreement. Any adjustment pursuant to Section 2.4 shall be made from the Cash Consideration. Buyer shall pay the Cash Consideration to Seller by wire transfer of immediately available funds to the following account:
Citibank N.A.
111 Wall Street
New York, NY 10043
ABA #021000089
(Phone Number for Citibank Client Services 201-763-4820)
For Credit To: Raymond James & Associates, Inc.
Account #40776559

For Benefit of: Eagle Operating Inc.
Account #16935606
     2.3. Seller Reserved Overriding Royalty Interest.
          (a) Determination of Interest. Subject to any adjustments pursuant to Section 2.3(e), Seller shall except and reserve an overriding royalty interest in the Units, Wells or Leases (the “Seller Reserved Overriding Royalty Interest”), as applicable, set forth in Schedule 3.4(b)-1 and Schedule 3.4(b)-2, which in each such case is an amount equal to and based upon the following criteria (the “Seller Reserved ORRI Determination Criteria”): (i) 2% on Units, Wells or Leases in which Seller owns a 40% or greater undivided Net Revenue Interest; (ii) 1% on Units, Wells or Leases in which Seller owns a 30% or greater undivided Net Revenue Interest but less than a 40% undivided Net Revenue Interest; and (iii) 0% (zero) on Units, Wells or Leases in which Seller owns less than a 30% undivided Net Revenue Interest. Schedule 3.4(b)-1 and Schedule 3.4(b)-2, shall, at a minimum, contain the following information:
          (i) Identification of each Unit, Well or Lease, as applicable, including the parties involved and date and recording information of the source instrument (for Leases and Units) and the API Numbers (for Wells);
          (ii) Seller’s Working Interest and Net Revenue Interest in each Unit or Well, as applicable;
          (iii) The Seller Reserved Overriding Royalty Interest in each Unit or Well, as applicable; and
          (iv) The Working Interests and Net Revenue Interests which shall be conveyed by Seller to Buyer at Closing for each Unit or Well, as applicable, taking into account the Seller Reserved Overriding Royalty Interest.
          (b) By way of example, as represented by Seller in Schedule 3.4(b)-1 with respect to the Mohall-Madison Unit listed therein (i) Seller owns an undivided 49.815322% Working Interest in such Unit, (ii) Seller owns an undivided 41.057263% Net Revenue Interest in such Unit, (iii) the Seller Reserved Overriding Royalty Interest shall be an undivided two percent (2%) in such Unit, (iv) the Working Interest conveyed by Seller to Buyer at Closing in such Unit shall be an undivided 49.815322% and (v) the Net Revenue Interest conveyed by Seller to Buyer at Closing in such Unit shall be an undivided 39.057263%.
          (c) Depth Limitation. The Seller Reserved Overriding Royalty Interest shall apply only to those depths from the surface down to the top of the Lodgepole formation, as seen at a measured depth of 6,316 feet on the Log for the Monsanto Company Melby #1 Well, located in Section 8, Township 162N, Range 89W5M, Burke County, North Dakota. The Seller Reserved Overriding Royalty Interest shall not apply to any depths below the top of the Lodgepole formation. As provided in Section 3.27, Seller represents that, to the best of its knowledge and belief, such formation exists under all the Units, Wells and Leases in which Seller shall except and reserve the Seller Reserved Overriding Royalty Interest, and notwithstanding the Seller Reserved ORRI Determination Criteria, the Parties hereto agree that should the Lodgepole formation not exist under any of the Units, Wells or Leases, as applicable, the Seller Reserved Overriding Royalty Interest shall be limited from the surface down to the base of the Mission Canyon formation.

          (d) Assignment. With respect to the Seller Reserved Overriding Royalty Interest, the Assignment shall incorporate the matters contained in Section 2.3, including the following:
          (i) The Seller Reserved Overriding Royalty Interest shall be free and clear of all costs and expenses (including, but not limited to, all costs and expenses of exploring for, developing, drilling, producing, and marketing oil, gas and other minerals produced from the Units, Wells and Leases), except such interest shall be charged with, and shall bear its pro rata share of, severance taxes, production taxes, ad valorem taxes and other similar taxes, as well as any charges properly assessed against lessors under the applicable Leases.
          (ii) Buyer shall have the right, in its sole discretion, to make all decisions with respect to the exploration, development, and operation of the Units, Wells and Leases and any future Wells located on the Leases and Units. Buyer may, in Buyer’s sole discretion, pool the Leases and lands covered thereby without the consent of Seller, and the Seller Overriding Royalty Interest shall be proportionately reduced in accordance with such pooling.
          (e) Adjustments to Seller Reserved Overriding Royalty Interest.
          (i) Based upon the Seller Reserved ORRI Determination Criteria, for so long as the Seller Reserved Overriding Royalty Interest is in force and effect, the Seller Reserved Overriding Royalty Interest set forth in Schedule 3.4(b) shall be adjusted (subject to the procedures set forth in Section 2.3(e)(ii)), whether prior to or after Closing but in each case effective as of the Effective Time, to the extent any Title Defects cause a reduction of Seller’s Net Revenue Interest (as represented by Seller in Schedule 3.4(b)) in the Units, Wells or Leases, as applicable, subject to the Seller Reserved Overriding Royalty Interest, it being the express intent of the Parties for the Seller Reserved Overriding Royalty Interest to be an amount equal to and based upon the Seller Reserved ORRI Determination Criteria for so long as the Seller Reserved Overriding Royalty Interest is in force and effect.
          1. By way of example, subject to the procedures set forth in Section 2.3(e)(ii), if at any time a Title Defect causes a reduction of Seller’s Net Revenue Interest in the Mohall-Madison Unit listed in Schedule 3.4(b)-1 from 41.057263% to 38.057263%, the Seller Reserved Overriding Royalty Interest, effective as of the Effective Time, shall be adjusted from two percent (2%) to one percent (1%).
          (ii) The following procedures shall apply with respect to any adjustments to the Seller Reserved Overriding Royalty Interest:
          1. With respect to Title Defects described on a Title Defect Notice by the Title Deadline Date, the Seller Reserved Overriding Royalty Interest shall be adjusted, if applicable, upon the final resolution of the underlying Title Defect pursuant to the procedures set forth in Exhibit A.

          2. For all Title Defects not addressed in Section 2.3(e)(ii)1 above in addition to any alleged Title Defects, Buyer shall provide notice to Seller, which notice shall describe such Title Defects or alleged Title Defects in reasonable detail and the effect upon the Seller Reserved Overriding Royalty Interest. Within ten (10) Business Days of receipt of Buyer’s notice, Seller shall respond to Buyer in writing stating Seller’s response with respect to the Title Defects or alleged Title Defects described in Buyer’s notice. Representatives from Seller and Buyer with decision-making authority shall, in good faith, attempt to resolve any dispute with respect to any such Title Defects or alleged Title Defects.
          3. If Buyer and Seller are unable to fully resolve a dispute pursuant to Section 2.3(e)(ii)2, within thirty (30) days following Buyer’s receipt of Seller’s notice, either Party may submit such dispute to arbitration in a similar manner as set forth in Exhibit A Section 8.
          4. The Parties acknowledge and agree that if title to any of the Leases is the subject of an Action by a third party, then a final non-appealable judgment in such Action shall cause an adjustment to the Seller Reserved Overriding Royalty Interest if such judgment, subject to the Seller Reserved ORRI Determination Criteria, provides for a reduction in the Net Revenue Interest acquired by Buyer at Closing in the applicable Unit, Well or Lease.
          (f) Suspense. With respect to Title Defects, alleged Title Defects or Seller’s indemnification obligations under Article VIII, Buyer may, as applicable, (i) place (or cause the applicable third-party payor of proceeds to place) any monies attributable to the portion of the affected Seller Reserved Overriding Royalty Interest in suspense pending final resolution of the underlying Title Defect (subject to the procedures in Section 2.3(e)(ii)) or (ii) place (or cause the applicable third-party payor of proceeds to place) any monies attributable to the Seller Reserved Overriding Royalty Interest in suspense pending final resolution of the Buyer Claim under Article VIII. Without limiting the foregoing, should monies attributable to Buyer’s interest in any Unit, Well or Lease be held back or placed in suspense for any reason, Buyer may place (or cause the applicable third-party payor of proceeds to place) any monies attributable to the Seller Reserved Overriding Royalty Interest in suspense with respect to such Unit, Well or Lease.
          (g) Corrective Assignment. Subject to the procedures set forth in Section 2.3(e)(ii), within three (3) Business Days of the final resolution of a Title Defect which decreases the Net Revenue Interest in Units, Wells or Leases acquired by Buyer at Closing that are subject to the Seller Reserved Overriding Royalty Interest, the Parties shall execute and file of record in the applicable county the documentation which amends and corrects the Assignment with respect to the affected Seller Reserved Overriding Royalty Interest.

          (h) Reconciliation of Proceeds / Offsetting. The Parties further agree that to the extent Seller receives proceeds attributable to the Seller Reserved Overriding Royalty Interest which is reduced or eliminated due to a Title Defect in accordance with the procedures in Section 2.3(e)(ii) and Buyer owes monies to a third party as a result of such Title Defect or in the event Buyer submits a Buyer Claim Notice, Buyer may, in its sole discretion, as applicable, offset amounts payable to Seller on the Seller Reserved Overriding Royalty Interest (i) for any Unit, Well or Lease, as applicable, or otherwise until such time as Buyer recovers all amounts which were erroneously paid to Seller or (ii) until such time as Seller’s indemnification obligations under Article VIII are fully satisfied in accordance with the procedures set forth in such Article VIII.
          (i) Buyer’s Rights Unaffected. Buyer’s rights and remedies in this Section 2.3 shall be in addition to Buyer’s rights and remedies contained in other portions of this Agreement or exhibits attached hereto, and this Section 2.3 shall in no event affect Buyer’s rights or remedies set forth in any other portion of this Agreement or exhibit attached hereto.
     2.4. Adjustments to Cash Consideration.
          (a) The Cash Consideration shall be increased by the following amounts:
          (i) the value of all oil and gas in storage or pipelines at the Effective Time above the pipeline connection or upstream of the sales meter which is credited to the Assets, such value to be the market value or, if applicable, the contract price in effect as of the Effective Time, less taxes and deductions by the purchaser(s) of production (provided that Seller shall not receive any of the proceeds attributable to the sale of such oil and gas);
          (ii) an amount equal to all prepaid expenses attributable to the Assets that are paid by Seller in the ordinary course of business prior to the Closing Date that inure to the benefit of Buyer and that are in accordance with generally accepted accounting principles, attributable to the ownership and operation of the Assets on and after the Effective Time, including without limitation, prepaid Asset Taxes (but excluding income Taxes);
          (iii) without duplication of Section 2.4(a)(i), an amount equal to all proceeds from the sale of hydrocarbons (net of any royalties, overriding royalties or other burdens on or payable out of production, gathering, processing and transportation costs) produced from or attributable to the Assets prior to the Effective Time which were paid to Buyer and not delivered to Seller;
          (iv) any amounts contained in joint interest billings submitted in the ordinary course of business (and which pertain to ordinary operating expenditures) to the extent such amounts remain unpaid by Magnum Hunter and which are attributable to Magnum Hunter’s or PRC Williston LLC’s interests owned as of the date hereof in and to all properties jointly owned by Seller and Magnum Hunter or PRC Williston LLC, including without limitation, the Units, Wells and Leases; and
          (v) any other amount agreed upon by the Parties in writing.

          (b) The Cash Consideration shall be decreased by the following amounts:
          (i) an amount equal to any unpaid expenses attributable to the ownership and operation of the Assets prior to the Effective Time including without limitation, Asset Taxes (but excluding income Taxes);
          (ii) an amount equal to all proceeds from the sale of hydrocarbons (net of any royalties, overriding royalties or other burdens on or payable out of production, gathering, processing and transportation costs) produced from or attributable to the Assets on and after the Effective Time which were paid to Seller and not delivered to Buyer;
          (iii) an amount equal to the amount of accrued suspense funds (to be determined as of Closing and which shall include those amounts set forth on Schedule 3.6(a)) to the extent such amounts are not transferred to Buyer at Closing;
          (iv) an amount, calculated in accordance with the procedures of Exhibit A for Title Defects, equal to the agreed value of any Title Defect that is asserted prior to the Title Deadline Date, and remains uncured by Seller at Closing; provided that Title Defects for which there is no agreement prior to Closing shall be addressed in accordance with procedures of Exhibit A;
          (v) an amount determined pursuant to Section 8.2(b);
          (vi) any amounts determined pursuant to Section 7.2(a);
          (vii) an amount equal to all proceeds from the sale of hydrocarbons (net of any royalties, overriding royalties or other burdens on or payable out of production, gathering, processing and transportation costs) to the extent such has not been received by Magnum Hunter and which are produced from or attributable to Magnum Hunter’s or PRC Williston LLC’s interests owned as of the date hereof in and to all properties jointly owned by Seller and Magnum Hunter or PRC Williston LLC, including without limitation, the Units, Wells and Leases; and
          (viii) any other amount agreed upon by the Parties in writing.
     2.5. Determination of Cash Consideration; Economic Benefits and Burdens.
          (a) The Cash Consideration to be paid by Buyer to Seller at Closing in accordance with this Agreement shall be determined by adding to or subtracting from the Cash Consideration, as applicable, each adjustment to be made to the Cash Consideration at Closing pursuant to Sections 2.4(a) and 2.4(b), in accordance with this Section 2.5.
          (b) The Parties agree to treat any payment made pursuant to Sections 2.4 or Section 2.5 or pursuant to an indemnity obligation set forth in this Agreement as an adjustment to the Purchase Price for all Tax purposes. Any adjustment to the Purchase Price shall be allocated to the Assets to which such adjustment relates. If an adjustment does not relate to any specific Assets, such adjustment shall be allocated among the Assets consistently with the Allocated Values and Section 1060 of the Code.

          (c) The Parties intend that the economic benefits and burdens of the Assets will pass from Seller to Buyer as of the Effective Time and for this reason, but subject to Closing having occurred, the Parties agree as follows in this Section 2.5(c). Buyer shall be entitled to all hydrocarbon production from or attributable to the Assets at and after the Effective Time (and all products and proceeds attributable thereto), and to all other income, proceeds, receipts and credits earned with respect to the Assets at or after the Effective Time, and shall be responsible for (and entitled to any refunds with respect to) all costs and expenses incurred in the ordinary course of business and attributable to the Assets at and after the Effective Time. Seller shall be entitled to all hydrocarbon production from or attributable to the Assets prior to the Effective Time (and all products and proceeds attributable thereto), and to all other income, proceeds, receipts and credits earned with respect to the Assets prior to the Effective Time, and shall be responsible for (and entitled to any refunds with respect to) all costs and expenses attributable to the Assets prior to the Effective Time. To the extent Seller or Buyer receives hydrocarbon production from or attributable to the Assets (or products and proceeds attributable thereto) which is owned by the other Party, the receiving Party shall fully disclose, account for and remit the same promptly to the Party entitled to receive such hydrocarbon production (or products and proceeds attributable thereto). “Earned” or “incurred”, as used herein, shall be interpreted in accordance with Council of Petroleum Accountants Society (COPAS) standards. For purposes of this paragraph, determination of whether costs and expenses are attributable to the period before or after the Effective Time shall be based on when the services are rendered, when the goods are delivered, or when the work is performed. For purposes of allocating hydrocarbon production (and accounts receivable with respect thereto), under this paragraph, (1) liquid hydrocarbons shall be deemed to be “from or attributable to” the Assets when they are placed into the storage facilities and (2) gaseous hydrocarbons shall be deemed to be “from or attributable to” the Assets when they pass through the delivery point sales meters on the pipelines through which they are transported. Seller shall utilize reasonable interpolative procedures to arrive at an allocation of hydrocarbon production when exact meter readings or gauging and strapping data is not available.
          (d) Seller shall prepare and deliver to Buyer at least three (3) Business Days before the Closing Date a statement (the “Preliminary Settlement Statement”) setting forth Seller’s good faith estimate of each adjustment to be made in accordance with Sections 2.4(a) and 2.4(b), together with all reasonable supporting documentation. Buyer may dispute in good faith Seller’s estimate of the amount of such adjustments by delivery to Seller of written notice thereof within two (2) Business Days after receipt of such estimate. Buyer and Seller shall use commercially reasonable efforts to resolve any such dispute prior to Closing; provided that any and all amounts so disputed or other adjustments claimed by any Party and not resolved by mutual agreement of Buyer and Seller prior to Closing shall be resolved in accordance with Section 2.5(f) and the Closing shall occur with payment of the Cash Consideration as set forth in the Preliminary Settlement Statement; provided, however, Title Defects shall be addressed as set forth in Section 2.4(b)(iv).
          (e) After the Closing, the Cash Consideration shall be subject to further adjustment pursuant to Section 2.5(f) of this Agreement, and neither Seller’s delivery of an estimate of adjustments pursuant to this Section 2.5, the delivery of a dispute notice by Buyer pursuant to this Section 2.5, nor the failure to deliver any such dispute notice shall bar any such further adjustments.

          (f) (i) On or before the ninetieth (90th) day after the Closing, Seller shall prepare and deliver to Buyer in accordance with this Agreement, a statement (the “Final Settlement Statement”) setting forth Seller’s calculation of the final adjustments and showing the calculation of such adjustments, together with all reasonable supporting documentation. Within thirty (30) days after receipt of the Final Settlement Statement, Buyer shall deliver to Seller a written report containing any changes that Buyer proposes be made to the Final Settlement Statement and the reasons for those changes (“Objection Report”). The Parties shall attempt to agree to the amounts due pursuant to such adjustments, including any amounts disputed under Section 2.5(d), no later than ninety (90) days after Buyer’s receipt of the Final Settlement Statement. The date upon which such agreement is reached shall be herein called the “Final Settlement Date”. Within five (5) Business Days from the Final Settlement Date, the Party owing any amount for additional adjustments shall pay such amount, in immediately available funds by wire transfer to an account designated in writing by the other Party.
          (g) (i) If Seller and Buyer are unable to agree upon any amounts (the “Disputed Amounts”) in the Final Settlement Statement by the ninetieth (90th) day after Buyer’s receipt of same, Eide Bailly LLP (or, if such firm within the previous 5 years has had a business relationship with one of the Parties or is unable or unwilling to act, PricewaterhouseCoopers LLP shall be selected and used) (the “Referral Firm”) shall review such Disputed Amounts in Seller’s Final Settlement Statement and Buyer’s Objection Report and the records relating to the Disputed Amounts and determine the final adjustments with respect thereto, other than adjustments determined under the mechanism regarding Title Defects set forth in Exhibit A; provided further that each Party agrees that in no event shall the Referral Firm be a firm that has had a business relationship with one of the Parties within the previous 5 years. With respect to any Disputed Amounts under this Agreement to be resolved by the Referral Firm, neither the Referral Firm nor any person employed by the Referral Firm will interpret the provisions of this Agreement unless otherwise agreed by Seller and Buyer. With respect to any Disputed Amounts for which interpretation of this Agreement is required, and for which Buyer and Seller cannot agree on such interpretation, such matter shall be submitted to arbitration in a similar manner as set forth in Exhibit A Section 8 regarding Title Defect disputes and the Referral Firm shall decide all other matters specified in this Section 2.5(f). The decision of the Referral Firm shall be binding on Buyer and Seller, and the fees and expenses of the Referral Firm shall be borne one-half (1/2) each by Buyer and Seller. The Referral Firm shall deliver its final calculation of the Disputed Amounts in writing to Buyer and Seller as soon as is practicable, and the Party owing any amount for additional adjustments as a result thereof shall pay such amount (plus interest accrued on such amount from the Closing Date until the date such amount is paid calculated at the Prime Rate) no later than the fifth (5th) Business Day following the paying Party’s receipt from the Referral Firm of the final adjustments.
          (h) The Parties will, and will cause their representatives to, cooperate and assist in the preparation of the Final Settlement Statement and the conduct of the reviews and audits referred to in this Section 2.5, including but not limited to making available books, records and personnel as required.

     2.6. Allocation of Purchase Price. Magnum Hunter, Buyer and Seller agree to allocate the Purchase Price to the Units, Wells and Leases for which Seller reserved the Seller Reserved Overriding Royalty Interest and to the remaining Assets (i.e., the Assets other than such Seller Reserved Overriding Royalty Interest), and with respect to the portions allocated to the remaining Assets to make such allocation promptly after the Closing and substantially in accordance with the preliminary allocations, as set forth in Schedule 2.6 to this Agreement after taking into account the final Purchase Price, as adjusted (the “Purchase Price Allocation”) for purposes of Section 1060 of the Code and the Treasury Regulations issued thereunder (and any similar provision of state, local or foreign laws, as appropriate). Magnum Hunter, Buyer and Seller will make all filings with the Internal Revenue Service under the Code (and with any state, local or foreign tax authority) in a manner consistent with the Purchase Price Allocation.
     2.7. Registration of Shares.
          (a) Shelf Registration. Within seven (7) days after the Closing, Magnum Hunter will file a registration statement with the Securities and Exchange Commission (the “SEC”) in accordance with and pursuant to Rule 415 promulgated under the Securities Act of 1933, as amended (the “Securities Act”) (or any successor rule then in effect) (the “Shelf Registration”), and shall thereafter, subject to Section 2.7(c), use commercially reasonable efforts to cause such Shelf Registration to become effective as promptly as practicable. Magnum Hunter shall use commercially reasonable efforts to cause the Shelf Registration to remain effective until the first date as of which Seller may sell all remaining Shares pursuant to Rule 144 under the Securities Act without regard to the volume limitations thereof.
          (b) Information from Seller. In order for Seller’s Shares to be included in the Shelf Registration, Seller must furnish to Magnum Hunter by the Closing Date such information in writing as may be reasonably requested by Magnum Hunter for the purpose of including Seller’s Shares in the Shelf Registration (the “Selling Holder Information”). Magnum Hunter shall include in the Shelf Registration the Selling Holder Information timely received by Magnum Hunter to the extent necessary and in such manner so that upon the effective date of the Shelf Registration Seller shall be named as a selling securityholder and be permitted to deliver (or be deemed to deliver) a prospectus relating to the Shelf Registration to purchasers of the Shares in accordance with applicable law.
          (c) Suspension Periods. In the event that Magnum Hunter, in good faith, determines that it is advisable to delay or suspend for a period of time (a “Suspension Period”) the filing of the Shelf Registration or the use of a prospectus included in the Shelf Registration because such filing or the use of such prospectus would materially interfere with any pending material financing, acquisition or corporate reorganization or other material corporate development involving Magnum Hunter or any of its subsidiaries or would require premature disclosure thereof, and such disclosure would be materially adverse to Magnum Hunter, Magnum Hunter shall notify Seller, and in the case of delay or suspension in the use of such prospectus, upon receipt of such notice, Seller shall immediately discontinue any sales of Shares pursuant to such Shelf Registration until:

          (i) Seller has been advised in writing by Magnum Hunter that the supplemented or amended prospectus has been filed with the SEC; or
          (ii) Seller is advised in writing by Magnum Hunter that the then current prospectus may be used.
Notwithstanding anything to the contrary contained herein, Magnum Hunter shall not exercise its rights under the preceding sentence to suspend sales pursuant to a Suspension Period for a period in excess of forty-five (45) consecutive days or one hundred twenty (120) days in any twelve (12) month period.
          (d) Expenses. Magnum Hunter shall pay all legal, accounting, printing and other fees and expenses relating to the Shelf Registration; provided, however, Seller shall pay all underwriting discounts, selling commissions, brokerage fees and transfer taxes relating to the sale of the Shares and all fees and expenses of Seller’s counsel.
     2.8. No Assumption of Retained Liabilities. All of the Retained Liabilities shall remain the sole responsibility of and shall be retained, paid, performed and discharged solely by Seller.
     2.9. Effective Time. For all purposes of this Agreement, the “Effective Time” shall mean 12:01 a.m. Central Time on April 1, 2011.
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF SELLER
Seller hereby represents and warrants to Buyer that:
     3.1. Organization. Seller is duly organized, validly existing and in good standing under the laws of the State of North Dakota. Seller has full power and authority to conduct its business as it is now being conducted and to use, own, operate and/or transfer the Assets. Seller is duly qualified to do business as a corporation and is in good standing in each jurisdiction in which such qualification is necessary under applicable law as a result of the conduct of its business or the ownership of the Assets.
     3.2. Due Authorization. The execution, delivery and performance of this Agreement have been authorized by all necessary action on the part of Seller, and no further actions on the part of Seller are necessary to authorize the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby. This Agreement, and all of the other documents or instruments required to be executed and delivered by Seller at Closing have been, or at Closing will be, duly executed and delivered by Seller and (assuming the due authorization, execution and delivery hereof and thereof by Buyer) are valid and binding obligations of Seller, enforceable against Seller in accordance with their terms (except to the extent that enforcement may be affected by applicable bankruptcy, reorganization, insolvency and similar laws affecting creditors’ rights and remedies generally and by general principles of equity (regardless of whether enforcement is sought at law or in equity)).

     3.3. No Violation or Conflict; Consents; Preferential Rights.
          (a) Except as set forth on Schedule 3.3(a), the execution, delivery and performance of this Agreement and all of the other documents and instruments contemplated hereby to which Seller is a party do not and will not (i) conflict with, violate or breach any Laws, judgment, order or decree binding on Seller, the articles or certificate of incorporation or bylaws of Seller, or any contract to which Seller is a party or by which it is bound or which is included in the Assets, or (ii) give any party to any of the Property Agreements to which Seller is a party or by which Seller is bound any right of termination, breach, cancellation, acceleration or modification thereunder.
          (b) Except as set forth in Schedule 3.3(b), there are no preferential rights to purchase (“Preferential Rights”) attributable or with respect to any of the Assets that are applicable to the transactions contemplated hereby.
          (c) Except as set forth in Schedule 3.3(c), there are no consents, approvals or authorizations of any person or entity (excluding any of the foregoing customarily obtained following Closing), in each case, required to be obtained by Seller that are applicable to the transactions contemplated hereby.
     3.4. Title.
          (a) (i) Schedule 3.4(a) sets forth the Personal Property.
          (ii) Seller owns the Personal Property free and clear of any claim, lien, right, or encumbrance, except for Permitted Encumbrances.
          (b) Set forth on each of Schedule 3.4(b)-1 and Schedule 3.4(b)-2, as applicable, is a true, correct and complete description of each of the Units and Wells, together with the decimals reflecting Seller’s Net Revenue Interest and Working Interest for each Unit and Well which Seller shall convey to Buyer at Closing. Seller warrants title to the Leases by, through or under Seller, but not otherwise and with full substitution and subrogation in and to all the rights and actions of title warranty that Seller has or may have against its predecessors in title. Seller owns the requisite leasehold and working interests in the Leases sufficient to convey the Net Revenue Interests and Working Interests in the Units and Wells reflected in Schedule 3.4(b)-1 and Schedule 3.4(b)-2.
          (c) None of the Assets consist of any Leases that are not held by production.
     3.5. Contracts.
          (a) Except for (i) contracts and agreements that will be terminated prior to Closing and for which Buyer will have no liability hereunder or otherwise (ii) the Leases and (iii) the Units, Schedule 3.5 lists all of the Property Agreements containing any monthly, annual, or other periodic payment obligation and, to the best of Seller’s knowledge and belief, any other Property Agreements that affect any part of the Assets. Prior to the date hereof, Seller has provided Buyer with true and correct copies of all Property Agreements. Except as is expressly set forth on Schedule 3.5(a): (i) each Property Agreement is a valid and binding agreement of Seller, enforceable in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization, or other laws affecting creditors’ rights generally or equitable principles; (ii) Seller has performed, and to the knowledge of Seller every other party has performed, each term, covenant and condition of each of the Property Agreements that is to be performed by Seller or such other party at or before the date hereof; (iii) to the knowledge of Seller, no event has occurred that would, with the passage of time or compliance with any applicable notice requirements or both, constitute a default by Seller or any other party, under any of the Property Agreements; and (iv) Seller does not intend, and Seller has not received notice that any other party to a Property Agreement intends, to cancel or terminate such Property Agreement.
          (b) Except as set forth on Schedule 3.5(b), to the knowledge of Seller, no party has made written demand to renegotiate any amounts paid or payable to Seller under any of the Property Agreements. Except as set forth on Schedule 3.5(b), there are no commissions due (or to become due) to any broker or other party as a result of the purchase or sale of hydrocarbons under any of the Property Agreements. Except as set forth on Schedule 3.5(b), Seller has not, with respect to the Property Agreements: (i) received any quantity of natural gas or liquids, condensate or crude oil to be paid for thereafter other than in the normal cycle of billing; or (ii) received prepayments, advance payments or loans which will require the performance of services or provision of natural gas or liquids, condensate or crude oil under such Property Agreements on or after the Effective Time without being currently paid therefor other than in the normal cycle of billing. Except as set forth on Schedule 3.5(b), Seller is not obligated, by virtue of prepayment arrangement, make up right under production sales contract containing a “take or pay” or similar provision, gas balancing agreement, production payment or any other arrangement to deliver hydrocarbons, or proceeds from the sale thereof, attributable to the Leases, or any lands pooled or unitized with such Leases, at some future time without then or thereafter receiving the full contract price therefor. Except as set forth on Schedule 3.5(b), there is no call upon, option to purchase or similar right to obtain hydrocarbons from the Leases, or any lands pooled or unitized with such Leases, in favor of any person or entity other than pursuant to renewal rights or automatic renewal provisions contained in existing contracts for the sale of hydrocarbons.
     3.6. Lease Provisions. All Leases are in full force and effect and are maintained by their terms. Accurate and timely payment of delay rentals have been made to maintain in full force and effect all Leases within the primary term on which drilling operations were not timely commenced. All other Leases are validly preserved beyond the primary term by production in paying quantities or the accurate and timely payment of shut-in royalty payments or otherwise. Except as set forth on Schedule 3.6, all rentals, royalties, overriding royalty interests and other payments due under each of the Leases have been timely and accurately paid, except amounts that are being held in suspense as a result of title issues in circumstances that do not provide any third party a right to terminate any such Lease.
          (a) Schedule 3.6(a) lists the accrued suspense funds by Well which are applicable to third parties and not applicable to Magnum Hunter (or a subsidiary of Magnum Hunter).

     3.7. Compliance with Law. Except as set forth on Schedule 3.7:
          (a) All filings and notices relating to the Assets, or the ownership or operation thereof, required to be made by Seller with all applicable state and federal agencies have been made by or on behalf of Seller or if required to be made by any third party operator, to the knowledge of Seller, have been made by or on behalf of such operator. Seller is not, and to the knowledge of Seller, no third party operator of the Assets is, in violation of any Law with respect to the Assets.
          (b) Seller holds or if Seller is not the operator thereof, to the knowledge of Seller, the applicable third party operator holds, all of the Permits necessary for the operation of the Assets as currently conducted. There are no proceedings pending or, to the knowledge of Seller, threatened that are reasonably expected to result in the revocation, cancellation, suspension or modification of the Permits.
     3.8. Litigation. Except for the Litigation and as set forth on Schedule 3.8 or Schedule 3.10, there is no claim, legal action, suit, litigation, arbitration, dispute or investigation, judicial, administrative or otherwise, or any order, decree or judgment, now pending or in effect, or, to the knowledge of Seller, threatened, that affects the ownership or operation of the Assets.
     3.9. Taxes.
          (a) There are no liens for Taxes (except for Taxes not yet due) on the Assets, and there is no unpaid Tax payable by Seller for which Buyer would become liable by reason of purchasing the Assets hereunder. Seller has timely filed or will file all federal, state, local and other Tax Returns required to be filed by Seller in connection with its ownership or operation of the Assets, such Tax Returns are true and correct in all material respects, and Seller has paid or will pay all Taxes shown as due on such Tax Returns. Schedule 3.9 sets forth a list of joint operating agreements to which Seller is a party and for which there has not been made a valid election out of Subchapter K of the Code. Except as set forth on Schedule 3.9, to the knowledge of Seller, none of the Assets is held in an arrangement treated as a partnership for income Tax purposes. None of the Assets is “tax-exempt use property” (within the meaning of Section 168(h) of the Code) or “tax-exempt bond financed property” (within the meaning of Section 168(g)(5) of the Code). All of the Assets have been properly listed and described on the property tax rolls for the taxing units in which the Assets are located and no portion of the Assets constitutes omitted property for property tax purposes.
          (b) There is no dispute or claim concerning any Tax liability of Seller with respect to the Assets either claimed or raised by any authority in writing. To the knowledge of Seller, no claim (which remains outstanding) has ever been made in writing by any authority in a jurisdiction where Seller does not file Tax Returns with respect to the Assets that Seller is or may be subject to taxation by that jurisdiction.
     3.10. Environmental Matters. Except as disclosed in Schedule 3.10:
          (a) Seller is in compliance with, and Seller’s ownership, use and operation of the Assets is in compliance with, all applicable Environmental Laws.
          (b) Seller has obtained, is in compliance with, all Environmental Permits required under Environmental Laws for Seller’s ownership, use and operation of the Assets, and Seller’s ownership, use and operation of the Assets is in compliance with all such Environmental Permits.

          (c) There are no actions, suits, claims, investigations, inquiries or proceedings pending, or to the knowledge of Seller, threatened brought by or before any court or any other Governmental Authority with respect to the Assets that pertain or relate to (i) any remedial obligations under any applicable Environmental Law, (ii) violations of any Environmental Law, (iii) personal injury or property damage claims relating to a Release or threatened Release of Hazardous Materials, or (iv) response, removal, or remedial costs under CERCLA or any similar state law.
          (d) There has been no Release of any Hazardous Materials on, at or under any of the Assets.
          (e) No portion of the Assets is part of a site listed on the National Priorities List under CERCLA or any similar ranking or listing under any state law.
          (f) Seller is not currently operating or required to be operating any of the Assets under any compliance order, schedule, decree or agreement, any consent decree, order or agreement, or corrective action decree, order or agreement issued or entered into under any Environmental Law.
          (g) Seller has not generated, manufactured, stored, transported, treated, recycled, disposed of, Released or otherwise handled in any way any Hazardous Materials on, at, under, or about any of the Assets, except in compliance with Environmental Laws.
          (h) No remedial or corrective action necessary to ensure compliance with Environmental Laws is contemplated, required or is being currently undertaken by Seller and no written notice or other communication has been received by Seller from any Governmental Authority in respect of the Assets that remedial or corrective action is or may be required pursuant to any Environmental Law.
          (i) None of the following exists on, at, in or under any of the Assets: (i) underground storage tanks, (ii) materials or equipment containing asbestos in any form or condition, (iii) materials or equipment containing any polychlorinated biphenyls, or (iv) landfills, surface impoundments, or disposal areas.
          (j) Seller has provided Buyer with copies of all environmental audits, evaluations, assessments, studies, tests or other evaluations of the Assets that are in the possession or subject to the control of Seller or any of its consultants, agents or representatives.
     3.11. AFE’s. Except as set forth in Schedule 3.11, there are no outstanding calls or payments under any authority for expenditures (“AFE”) for payments or other capital commitments relating to the Assets which exceed $5,000 (net to Seller’s interest) and which are due or which Seller has committed to make which have not been made as of the Effective Time.

     3.12. Broker’s Fees. Seller has incurred no obligation or liability, contingent or otherwise, for brokers’ or finders’ fees in respect of the matters provided for in this Agreement for which Buyer or Buyer’s affiliates will be responsible.
     3.13. Imbalances. Except as set forth on Schedule 3.13, there are no wellhead imbalances or other imbalances attributable to the Assets as of the Effective Time which require payment from Buyer to a third party or for which Buyer would otherwise be responsible.
     3.14. Payout Balances. Schedule 3.14 contains a complete and accurate list of the status of any “payout” balance (net to Seller’s interest), as of the dates shown in such Schedule, for each Lease or Well that is subject to a reversion or other adjustment at some level of cost recovery or payout.
     3.15. No Material Adverse Change. Since the Effective Time, to the knowledge of Seller, there has not been any Material Adverse Change.
     3.16. Plugging and Abandonment. Except as set forth in Schedule 3.16, there are no Wells located on the Leases or Units that:
          (a) Seller has received an order from any Governmental Authority requiring that such Well be plugged and abandoned;
          (b) were producing as of the Effective Time, but that as of the date of this Agreement are shut-in and have been for more than five (5) days, or temporarily abandoned; or
          (c) have been plugged and abandoned but have not been plugged in accordance with all applicable requirements of each Governmental Authority having jurisdiction over the Assets.
     3.17. No Expenses Owed and Delinquent. No expenses (including bills for labor, materials and supplies used or furnished for use in connection with the Assets, overriding royalties and other burdens on production and amounts payable to co-owners of the Assets) are owed and delinquent in payment by Seller for which Buyer would be liable after the Effective Time.
     3.18. Condition of Personalty. All Personal Property has been maintained in accordance with standard industry practice and in a manner consistent with the past practices of Seller, normal wear and tear excepted.
     3.19. Revenues. Seller is receiving all revenues attributable to sales of Production from the Assets in the ordinary course of business without suspense.
     3.20. Current Bonds. Schedule 3.20 lists all surety bonds, letters of credit and other similar instruments maintained by Seller or any of its affiliates with respect to the Assets.
     3.21. Investment Intent. Seller is acquiring the Shares for its own account and not with a view to the sale or distribution thereof in violation of the Securities Act, the rules and regulations thereunder, any applicable state blue sky laws, or any other securities laws. Seller acknowledges that the Shares have not been registered under the Securities Act or any such other laws and that the following legend may be placed on the certificate evidencing the Shares:
THE SHARES EVIDENCED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS AND MAY NOT BE SOLD OR OTHERWISE TRANSFERRED UNLESS THE ISSUER RECEIVES AN OPINION OF COUNSEL (WHICH OPINION AND COUNSEL ARE REASONABLY SATISFACTORY TO THE ISSUER) TO THE EFFECT THAT REGISTRATION IS NOT REQUIRED UNDER SUCH ACT AND LAWS OR AN EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE.
     3.22. Independent Investigation. Seller is (or its advisor is) experienced and knowledgeable in the oil and gas business and aware of the risks of that business, including the risks relating to an investment in the Shares. Seller has conducted its own independent review and analysis of Magnum Hunter and such Shares and acknowledges that Seller has satisfactory access to information about Magnum Hunter. In entering into this Agreement, Seller has relied solely upon its own investigation and analysis and the representations, warranties and covenants of Magnum Hunter as set forth in this Agreement, and Seller:
          (a) acknowledges and agrees that Seller has not been induced by and has not relied upon any representations, warranties or statements, whether express or implied, made by Magnum Hunter or any of its directors, officers, stockholders, employees, affiliates, controlling persons, agents, advisors or representatives that are not expressly set forth in this Agreement, whether or not any such representations, warranties or statements were made in writing or orally; and
          (b) acknowledges and agrees that neither Magnum Hunter nor any of its directors, officers, stockholders, employees, affiliates, controlling persons, agents, advisors or representatives make or has made any representation or warranty, either express or implied, as to the accuracy or completeness of any of the information provided to Seller or its directors, officers, stockholders, employees, affiliates, controlling persons, agents, advisors or representatives.
     3.23. Relative Amount of Assets Acquired. The Assets do not constitute all or substantially all of the assets of Seller.
     3.24. Operatorship. Except as set forth in Schedule 3.24, Seller is the operator of all the Wells, and there are no consents, approvals or authorizations of any person or entity required to transfer operatorship of the Wells from Seller to Buyer.
     3.25. Certain Liens. Schedule 3.25 sets forth all of the Operator Liens.
     3.26. Suspense Monies. Schedule 3.26 sets forth all of the Magnum Hunter Owned Monies, indicating the amount of such monies and the entity holding such monies.

     3.27. Lodgepole Formation. To the best of Seller’s knowledge and belief, the Lodgepole Formation exists under all the Units, Wells and Leases in which Seller shall except and reserve the Seller Reserved Overriding Royalty Interest pursuant to Section 2.3.
     3.28. Casualty. Prior to the date this Agreement is executed, no Assets are damaged or destroyed by fire or other casualty.
     3.29. Soo Line Railroad Company. Seller has paid all settlement monies to Soo Line relating in any way to the Soo Line Lawsuit out of Seller’s own funds and has not charged such settlement monies to any joint account with Magnum Hunter or PRC Williston LLC. No additional monies are owed to Soo Line other than the payment of proceeds in the ordinary course from the sale of hydrocarbon production from the Soo Line Subject Lands. As a result of the Soo Line Lawsuit, it was determined that Seller incorrectly paid certain non-working interest owner payees with respect to production from the Soo Line Subject Lands. Such payees who were incorrectly paid consist solely of Leland Alexander, Eldora Alexander and the Leland Alexander Residuary Trust (the “Alexanders”). Leland Alexander is deceased, and Eldora Alexander and the Leland Alexander Residuary Trust are the only successors in interest to Leland Alexander. Seller incorrectly paid the Alexanders a total of $117,529.80 (the “Alexanders’ Overpayment”). Seller is rightfully and lawfully placing the Alexanders’ share of proceeds from production from the Soo Line Subject Lands or lands pooled or unitized therewith into a suspense account for each payee (the “Alexanders’ Suspense Accounts”). Seller is not aware of the Alexanders disputing Seller’s right to place such proceeds into suspense nor any diminution of the Alexanders’ interests as a result of the Soo Line Lawsuit.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF BUYER AND MAGNUM HUNTER
Buyer or Magnum Hunter, as applicable and with respect to itself, hereby represent and warrant to Seller:
     4.1. Organization.
          (a) Buyer is a limited liability company, duly formed, validly existing and in good standing under the laws of Delaware. Buyer is duly qualified as a foreign entity in good standing in each jurisdiction in which the conduct of its business requires such qualification, except where the failure to be so qualified would not prevent, materially delay or affect consummation of the transactions contemplated hereby.
          (b) Magnum Hunter is duly organized, validly existing and in good standing under the laws of the State of Delaware. Magnum Hunter has full power and authority to conduct its business as it is now being conducted. Magnum Hunter is duly qualified to do business as a corporation and is in good standing in each jurisdiction in which such qualification is necessary under applicable law as a result of the conduct of its business.
     4.2. Due Authorization. The execution, delivery and performance of this Agreement have been authorized by all necessary action on the part of Buyer and Magnum Hunter, and no further actions on the part of Buyer or Magnum Hunter are necessary to authorize the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby. This Agreement, and all of the other documents or instruments required to be executed and delivered by Buyer or Magnum Hunter at Closing have been, or at Closing will be, duly executed and delivered by Buyer or, as applicable, Magnum Hunter, and (assuming the due authorization, execution and delivery hereof and thereof by Seller) are valid and binding obligations of Buyer and Magnum Hunter, enforceable against Buyer and Magnum Hunter in accordance with their terms (except to the extent that enforcement may be affected by applicable bankruptcy, reorganization, insolvency and similar laws affecting creditors’ rights and remedies generally and by general principles of equity (regardless of whether enforcement is sought at law or in equity)).
     4.3. Noncontravention.
          (a) The execution, delivery and performance by Buyer and Magnum Hunter of this Agreement and all of the other documents and instruments contemplated hereby to which Buyer or Magnum Hunter is a party do not and will not conflict with, violate or breach any Laws, judgment, order or decree binding upon Buyer or Magnum Hunter or the certificate of formation or limited liability company agreement of Buyer, the certificate of incorporation or bylaws of Magnum Hunter, or any material contract to which Buyer or Magnum Hunter is a party or by which it is bound.
          (b) There are no consents, approvals or authorizations of, or notification to, any person or entity (excluding any of the foregoing customarily obtained following Closing), in each case, required to be obtained by Buyer or Magnum Hunter that are applicable to the transactions contemplated hereby.
     4.4. Financing. Buyer has, or will have by Closing, unencumbered cash to fully satisfy its obligations to pay the Cash Consideration to Seller at Closing.
     4.5. Broker’s Fees. Neither Buyer nor Magnum Hunter has incurred any obligation or liability, contingent or otherwise, for brokers’ or finders’ fees in respect of the matters provided for in this Agreement for which Seller or Seller’s affiliates will be responsible.
     4.6. Common Stock. The Shares issuable to Seller under Section 2.2 have been duly authorized and, when issued to Seller on the Closing Date as part of the consideration for and against the transfer of the Assets, will be validly issued, fully paid and non-assessable and free of pre-emptive rights.
ARTICLE V
COVENANTS
     5.1. Injunction. Except as provided in this Agreement, from and after the date of this Agreement until the earlier of Closing or the termination of this Agreement in accordance with its terms (the “Interim Period”), Seller shall operate the Assets in accordance with the Injunction.
     5.2. Conduct of Business. To the extent this Section 5.2 does not conflict with the Injunction, during the Interim Period: (i) Seller will use commercially reasonable efforts to operate and maintain, or cause any applicable third party operator to operate and maintain, the

Assets, consistent with past practices; (ii) Seller will not undertake any individual capital expenditures or any contractual commitment with respect to the Assets without the approval of Buyer; and (iii) Seller agrees that it shall, for those Assets which it operates, and, with respect to those Assets that Seller does not operate, it shall use its commercially reasonable efforts to cause the operator of those Assets to:
          (a) administer and operate the Assets in accordance with the material provisions of the operating agreements;
          (b) not introduce any new methods of management, operation or accounting with respect to any or all of the Assets, except as may be required by any Governmental Authority or by generally accepted accounting principles;
          (c) use commercially reasonable efforts to maintain and keep the Assets in full force and effect; and fulfill all material contractual or other covenants, obligations and conditions imposed upon Seller with respect to the Assets, including, but not limited to, payment of royalties, delay rentals, shut-in gas royalties and any and all other required payments;
          (d) not voluntarily relinquish its position as operator to anyone other than Buyer with respect to any of the Assets or voluntarily abandon any of the Wells other than as required pursuant to the terms of a Lease or by Law;
          (e) not without the prior written consent of Buyer (which consent shall be exercised in Buyer’s sole discretion) (i) enter into any agreement or arrangement transferring, selling or encumbering any of the Assets (other than in the ordinary course of sales of production); (ii) grant any preferential or other right to purchase or agree to require the consent of any party not otherwise required to consent to the transfer and assignment of the Assets to Buyer; (iii) enter into any new sales contracts or supply contracts; or (iv) incur or agree to incur any contractual obligation or liability (absolute or contingent) with respect to the Assets;
          (f) to the extent known to Seller, provide Buyer with prompt written notice of (i) any claims, demands, suits or actions made against Seller which materially affect the Assets; (ii) any proposal from a third party to engage in any material transaction (e.g., a farmout agreement) with respect to the operation of the Assets; or (iii) any Assets which have been damaged or destroyed by fire or other casualty;
          (g) maintain the current insurance covering the Assets until Closing; and
          (h) provide prompt notice to Buyer of any notice received by Seller of a default, claim, obligation or suit that directly impacts any of the Assets.
     5.3. Seller as Non-Operator. With regard to Assets not operated by Seller or an affiliate of Seller, Seller shall continue to receive notices and take such action as a prudent non-operator under the circumstances, and shall forward information and notices to Buyer as appropriate. If an AFE is sent to Seller by a third-party operator, Seller will, as soon as possible, provide Buyer with a copy of all information contained in the proposal, including the AFE, together with Seller’s recommendation with regard to such proposal. Buyer will notify Seller whether it concurs with such recommendation of Seller prior to the response date. If Buyer disagrees with such recommendation of Seller, Seller shall have the right to remove the Asset affected by such AFE from this Agreement and reduce the Cash Consideration in accordance with the Allocated Value of such Asset or to follow the recommendation of Buyer. Any interest in an Asset which is permanently or temporarily forfeited or any penalty incurred with respect to an interest as a result of an election by Buyer not to participate in an operation shall be deemed to be a Permitted Encumbrance against the Asset.
     5.4. Access to Information. At Buyer’s sole cost and expense, Buyer and its authorized agents, officers and representatives shall have access to the Assets, including the Books and Records, in order to conduct such examinations and investigations of the Assets as Buyer deems necessary; provided, however, that such examinations and investigations: (a) shall be conducted during the normal business hours of Seller and (b) shall not unreasonably interfere with the operations and activities of Seller. Buyer shall indemnify and hold Seller harmless from any claims, demands or causes of action arising out of Buyer’s inspection of the Assets.
     5.5. Further Assurances; Consents; Preferential Rights.
          (a) Each of the Parties hereto hereby agrees to use commercially reasonable efforts (i) to obtain, any and all approvals of Governmental Authorities in connection with the consummation of the transactions contemplated by this Agreement, (ii) to comply with all conditions and covenants applicable or related to it as contemplated by this Agreement, and (iii) to take all such other commercially reasonable actions as are necessary or advisable by it in order to cause it to be able to fulfill its obligations hereunder.
          (b) Seller shall exercise commercially reasonable efforts to obtain all such approvals and consents by third parties that are required to vest title to the Assets in Buyer. Unless such approvals, and consents are customarily obtained after Closing, the failure to obtain such approval or consent as of Closing shall be deemed a Title Defect with respect to the Asset affected and shall be subject to the remedies therefor set forth in Exhibit A to this Agreement.
          (c) (i) Seller agrees that it will (A) use reasonable efforts, consistent with industry practices in transactions of this type, to identify all Preferential Rights applicable to the transaction contemplated hereby, and the names and addresses of such parties holding the same, and (B) request, from the parties so identified (and in accordance with the documents creating such rights), execution of waivers of such Preferential Rights.
          (ii) If the holder of a Preferential Right exercises such right, Seller shall tender to such party the required interest in the affected Asset at a price equal to the Allocated Value (reduced pro rata, or as otherwise mutually agreed, if less than the entire Asset must be tendered), and to the extent that such Preferential Right is exercised and such interest in such Asset is actually sold to the party so exercising such right, such interest shall be excluded from the transaction contemplated hereby and the Cash Consideration will be adjusted downward by the Allocated Value (reduced pro rata, or as otherwise mutually agreed, if less than the entire Asset must be tendered) for such interest.

          (iii) If, on the Closing Date, the holder of a Preferential Right has not indicated whether or not it will exercise such Preferential Right and the time period within which the holder of the Preferential Right must exercise its right has not lapsed, then the Asset affected thereby or portion thereof shall be retained by Seller and the Cash Consideration will be adjusted downward by the Allocated Value associated with such interest in such Asset. Closing with respect to such Asset shall be deferred. In the event that within sixty (60) days after Closing any such Preferential Right is waived or the time for election to purchase expires (such that under the applicable documents, Seller may sell the affected Asset to Buyer), then subject to the terms and conditions hereof, the Closing with respect to such Asset will proceed promptly. If such waivers for any Preferential Right as are necessary are not received by Seller within the applicable sixty (60) day period, Seller shall retain such Assets affected thereby and the Parties shall have no further obligation to each other with respect thereto.
     5.6. Filings. Promptly after the execution of this Agreement, the Parties shall prepare and make or cause to be made any required filings, submissions and notifications under the laws of any Governmental Authority to the extent that such filings are necessary to consummate the transactions contemplated hereby (including to obtain the consents and approvals, contemplated by Section 5.5). Each Party will furnish to the other Party such necessary information and reasonable assistance as such other Party may reasonably request in connection with the foregoing.
     5.7. Publicity. No disclosure of any terms or conditions of this Agreement or the Settlement Agreement will be given to any third party (excluding affiliates of the Parties); provided, however, that (i) any Party hereto or its affiliates shall be entitled to make such disclosure of the foregoing if, in the opinion of its legal counsel, such disclosure is required to comply with the Securities Act, the Exchange Act, or other Laws or any listing agreement with any national securities exchange, (ii) Magnum Hunter may issue general notices, releases, statements and communications to other parties to a Property Agreement or suppliers, service providers, distributors and customers of Seller or Magnum Hunter and its subsidiaries, (iii) Magnum Hunter or any of its affiliates shall be entitled to make any press release regarding this Agreement (including the execution thereof) or the transactions contemplated hereby, and (iv) representatives of Magnum Hunter may communicate with Seller’s personnel in accordance with Section 7.10.
     5.8. Covenant to Satisfy Conditions. Seller and Buyer will cooperate with each other and shall use commercially reasonable efforts to ensure that the conditions set forth herein are satisfied, insofar as such matters are within the control of such Party, including in connection with regulatory filings and applications.
     5.9. Financial Statements for Assets. Seller will promptly prepare and provide to Magnum Hunter such historic financial statements (including footnotes and supporting records and data with respect to the Assets and any required audit of such financial statements by Seller’s independent public accountants), and provide such other information and data as are reasonably required for Magnum Hunter to prepare pro forma financial statements with respect to the Assets, in each case as is necessary for Magnum Hunter to satisfy its reporting obligations under Items 2.01 and 9.01 of Form 8-K under the Exchange Act or such other filings with the SEC as may be necessary in connection with the Assets to enable Magnum Hunter to timely satisfy its reporting obligations under the Exchange Act and/or to permit or maintain the effectiveness of any registration statement under the Securities Act. The cost of providing such historic financial statements, information and data and the related audit to Magnum Hunter shall be borne by Magnum Hunter, provided that Seller shall cooperate with Magnum Hunter and otherwise use reasonable efforts to minimize such cost. In an effort to minimize such cost, Magnum Hunter shall promptly apply to the SEC, at Magnum Hunter’s sole cost and expense, for discretionary relief entitling Magnum Hunter to satisfy such requirements of Form 8-K by providing an audit of only the revenues and direct operating expenses relating to the Assets.
     5.10. Confidentiality of Books and Records. After Closing, Seller shall hold all data and information contained in the Books and Records in strict confidence and shall not disclose any of such data and information to any other person or entity except to the extent such data and information are (i) available to Seller from a third party source with the right to disclose such data and information to Seller; (ii) in the public domain; (iii) required to be used by Seller in connection with the filing and payment of Taxes relating to the Assets or the income therefrom; (iv) required to be disclosed by applicable Laws; and/or (v) disclosed with the written consent of Magnum Hunter (which consent shall not be unreasonably withheld).
ARTICLE VI
CONDITIONS PRECEDENT TO
CONSUMMATION OF THE CLOSING
     6.1. Condition Precedent to Each Party’s Obligations to Close. The respective obligations of each Party to consummate the transactions contemplated by this Agreement on the Closing Date are subject to the satisfaction or waiver at or prior to the Closing of the following condition precedent: no order, decree or injunction shall have been enacted, entered, promulgated or enforced by any United States court of competent jurisdiction or any United States Governmental Authority that prohibits the consummation of the transactions contemplated by this Agreement; provided, however, that the Parties hereto shall use their commercially reasonable efforts to have any such order, decree or injunction vacated or reversed if within such Party’s control.
     6.2. Conditions Precedent to Obligations of Buyer. The obligation of Buyer to consummate the transactions contemplated by this Agreement on the Closing Date is subject to the satisfaction or waiver at or prior to the Closing of the following conditions precedent:
          (a) the representations and warranties of Seller contained in Article III shall be true and correct in all material respects (other than those representations and warranties of Seller that are qualified as to materiality, which shall be true and correct in all respects) as of the date of this Agreement and at and as of the Closing Date with the same force and effect as if those representations and warranties had been made at and as of such time (with such exceptions, if any, necessary to give effect to events or transactions expressly permitted herein);
          (b) Seller shall have performed, in all material respects, all obligations and complied with all covenants contained herein that are necessary to be performed or complied with by it at or before Closing;

          (c) Seller shall have delivered (or be ready, willing and able to deliver), to Buyer at Closing, all Closing deliveries described in Section 6.4(a);
          (d) no Assets shall have been damaged or destroyed by fire or other casualty;
          (e) with respect to the Assets, all consents and approvals have been obtained or waived and all Preferential Rights have been waived or the time period for election of any such Preferential Right has elapsed;
          (f) as applicable, each of the Schedules shall have been updated to a time as near to Closing as is practical;
          (g) Seller shall have fully performed all of its obligations under the Aitken Agreement which are required to be performed prior to the Closing; and
          (h) all other actions, corporate or other, to be taken by Seller in connection with the transactions contemplated by this Agreement, and all documents incident thereto, shall be reasonably satisfactory in form and substance to Buyer and Buyer’s counsel.
     6.3. Conditions Precedent to Obligations of Seller. The obligation of Seller to consummate the transactions contemplated by this Agreement on the Closing Date is subject to the satisfaction or waiver at or prior to the Closing of the following conditions precedent:
          (a) the representations and warranties of Buyer and Magnum Hunter contained in Article IV shall be true and correct in all material respects (other than those representations and warranties of Buyer and Magnum Hunter that are qualified as to materiality, which shall be true and correct in all respects) as of the date of this Agreement and at and as of the Closing Date with the same force and effect as if those representations and warranties had been made at and as of such time (with such exceptions, if any, necessary to give effect to events or transactions expressly permitted herein);
          (b) Buyer shall have performed, in all material respects, all obligations and complied with all covenants contemplated herein that are necessary to be performed or complied with by it at or before Closing;
          (c) Buyer or Magnum Hunter, as applicable shall have delivered (or be ready, willing and able to deliver), to Seller at Closing, the Closing deliveries described in Section 6.4(b);
          (d) the shares to be issued at Closing shall be approved for listing on the New York Stock Exchange subject to official notice of issuance; and
          (e) all other actions, corporate or other, to be taken by Buyer in connection with the transactions contemplated by this Agreement, and all documents incident thereto, shall be reasonably satisfactory in form and substance to Seller and Seller’s counsel.
     6.4. The Closing. The following provisions shall be applicable with respect to the Closing:

          (a) At Closing, Seller shall:
          (i) execute and deliver the Assignment to Buyer (in such counterparts as are reasonably requested by Buyer);
          (ii) deliver a certificate of Seller, signed by an authorized officer of Seller, certifying that the conditions set forth in Section 6.2 have been satisfied;
          (iii) execute and deliver a Certification of Non-Foreign Status in the form attached as Exhibit C;
          (iv) execute and deliver to Buyer letters in lieu of transfer or division orders;
          (v) for Wells of which Seller or an affiliate of Seller is the designated operator, execute and deliver to Buyer any forms or documents required to designate Buyer as operator of such Wells;
          (vi) execute and deliver to Buyer any other forms required by any Governmental Authority relating to the assignment of the Assets and relating to the assumption of operations by Buyer;
          (vii) deliver to Buyer such of the Books and Records that Buyer reasonably requests and thereafter deliver the remainder of the Books and Records to Buyer within five (5) days after Closing;
          (viii) deliver possession of the Assets to Buyer;
          (ix) execute and deliver releases of the Operator Liens;
          (x) execute and deliver the documentation as is necessary to inform and instruct Plains Marketing, L.P. (or any other third party holding suspense funds) to release and disburse any of the Magnum Hunter Owned Monies held by such party to Magnum Hunter (or a subsidiary designated by Magnum Hunter);
          (xi) release and disburse any portion of the Magnum Hunter Owned Monies held by Seller (or an affiliate of Seller) to Magnum Hunter (or a subsidiary designated by Magnum Hunter);
          (xii) execute and deliver the Settlement Agreement;
          (xiii) execute and deliver any documents required to obtain the dismissal with prejudice of the Litigation; and
          (xiv) execute and deliver to Buyer any and all other instruments, documents and other items reasonably necessary to effectuate the terms of this Agreement, as may be reasonably requested by Buyer.

          (b) At Closing:
          (i) Buyer shall execute and deliver the Assignment (in such counterparts);
          (ii) Magnum Hunter shall deliver or cause to be delivered the stock certificates representing the Shares to be issued to Seller pursuant to Section 2.2.
          (iii) Buyer shall pay and deliver to Seller the Cash Consideration, as may be adjusted in accordance with the terms of this Agreement;
          (iv) Buyer and Magnum Hunter shall each deliver a certificate, signed by an authorized officer of each, certifying that the conditions set forth in Section 6.3 have been satisfied;
          (v) Magnum Hunter shall execute and deliver the Settlement Agreement;
          (vi) Magnum Hunter shall execute and deliver any documents required to obtain the dismissal with prejudice of the Litigation; and
          (vii) Buyer and Magnum Hunter shall execute and deliver to Seller any and all other instruments, documents and other items reasonably necessary to effectuate the terms of this Agreement, as may be reasonably requested by Seller.
ARTICLE VII
ADDITIONAL COVENANTS
     7.1. Access to Assets. On and after the execution of this Agreement, Seller and its affiliates will give Buyer and its representatives access during normal business hours to the Assets (and to personnel and representatives of Seller responsible for the Assets at such times as Buyer may reasonably request), including without limitation, the Books and Records. Buyer and its representatives shall be entitled to conduct environmental site assessments (including invasive sampling and testing) and visual inspections and record reviews relating to the Assets, including their condition and compliance with Environmental Laws. Buyer shall also be entitled to inspect all Personal Property, and to the extent Buyer identifies Personal Property that is not listed on Schedule 3.4(a), the Parties shall update such Schedule accordingly prior to Closing. Seller may withhold access to (a) all legally privileged documents and (b) information that Seller is prohibited from disclosing by bona fide, third party confidentiality restrictions; provided further that Seller will use its reasonable efforts to obtain a waiver of any such restrictions in favor of Buyer. The cost and expense of Buyer’s review of the Assets and Environmental Condition of the Assets will be borne solely by Buyer. Buyer will indemnify and hold harmless Seller and its officers, directors, agents, representatives, employees, successors, and assigns against any damages arising from or in connection with Buyer’s examination of the Environmental Condition of the Assets.

     7.2. Tax Matters.
          (a) Any Transfer Taxes imposed on the purchase and sale of the Assets pursuant to the transactions contemplated by this Agreement shall be borne fifty percent (50%) by Seller and fifty percent (50%) by Buyer. Based upon the applicable tax rates, the Parties shall, in good faith, prior to the Closing, agree on the total dollar amount of the transfer tax liability attributable to the Assets acquired by Buyer at Closing, and fifty percent (50%) of such amount shall be deducted from the Cash Consideration pursuant to Section 2.4.
          (b) Buyer and Seller shall cooperate as reasonably required after the Closing Date in connection with Tax audits and other proceedings with respect to any Asset Taxes.
          (c) From and after the Closing Date, Seller shall grant to Buyer and its representatives access at all reasonable times to all of the information, books and records relating to the Assets transferred at Closing within the possession of Seller to the extent reasonably necessary to permit Buyer to comply with the timely payment of Asset Taxes. From and the Closing Date, Buyer shall grant to Seller and its representatives access at all reasonable times to all of the information, books and records relating to the Assets transferred at Closing within the possession of Buyer to the extent reasonably necessary to permit Seller to comply with the timely payment of Asset Taxes.
          (d) Seller shall be responsible, and agrees to hold harmless and indemnify Buyer Indemnified Parties, for all Taxes that are Retained Liabilities. Buyer shall be responsible, and agrees to hold harmless and indemnify Seller Indemnified Parties, for all Taxes that are Assumed Liabilities. Procedures similar to those in Article VIII shall apply to these indemnities. For Tax reporting, consistent with Retained Liabilities, the Parties agree that Seller shall report income and expenses for Tax purposes through the Closing for the Assets.
          (e) The Parties will preserve and retain all material schedules, work papers and other documents within each Party’s possession relating to Asset Taxes or to any claims, audits or other proceedings relating to Asset Taxes until the expiration of the statute of limitations (including extensions) applicable to the taxable period to which such documents relate or until the final determination of any controversy with respect to such taxable period, and until the final determination of any payments that may be required with respect to such taxable period under this Agreement.
          (f) Notwithstanding any other provision of this Agreement, the covenants and obligations set forth in this Section 7.2 shall survive until, and any claim for indemnification with respect thereto must be made prior to, the expiration of the applicable statute of limitations with respect to the underlying Tax claim (including any valid extensions).
     7.3. Surety Bonds. Buyer shall have surety bonds and letters of credit in place prior to or immediately following the Closing Date sufficient to replace Seller’s surety bonds and letters of credit set forth on Schedule 3.20. Buyer shall release or cause Seller’s surety bonds and letters of credit to be released as soon as reasonably practicable following the Closing Date.
     7.4. Casualty. If any Asset shall be damaged or destroyed by fire or other casualty before the Closing, Buyer may, at its option, and upon written notice prior to Closing to Seller, elect to exclude such Asset from this Agreement. In the event that the Asset to be excluded pursuant to this Section 7.4 is the entirety of a Lease, the Cash Consideration shall be reduced by the Allocated Value of the Lease and associated Wells, if any, to be excluded. In the event that the Asset sought to be excluded is less than the entirety of a Lease, the Cash Consideration shall be reduced by a mutually agreed upon amount. If Buyer elects not to delete such Asset from this Agreement as aforesaid, Seller shall pay the deductible due under any insurance policy or policies insuring the same and deliver to Buyer, at the Closing, any insurance proceeds actually received by Seller by reason of such casualty, and assign to Buyer all of Seller’s right, title and interest in any claim under any applicable insurance policies and against all third parties in respect of such casualty.
     7.5. Transfer of Operatorship. Seller will use commercially reasonable efforts including the prompt execution of all necessary or required documentation from the North Dakota regulatory authorities, and take all necessary actions in connection therewith or reasonably requested by Buyer, to cause Buyer to succeed Seller as operator of the Leases and Wells.
     7.6. Suspense Monies. At Closing, and upon request by Buyer following Closing to the extent necessary, Seller shall (i) execute and deliver the documentation as is necessary to inform and instruct Plains Marketing, L.P. (or any other third party holding suspense funds) to release and disburse any of the Magnum Hunter Owned Monies held by such party to Magnum Hunter (or a subsidiary designated by Magnum Hunter) and (ii) release and disburse any portion of the Magnum Hunter Owned Monies held by Seller (or an affiliate of Seller) to Magnum Hunter (or a subsidiary designated by Magnum Hunter).
     7.7. Contracts Terminated. Upon Closing, the Parties acknowledge and agree that the contracts and agreements listed in Schedule 7.7, including without limitation, that certain Purchase and Sale Agreement dated as of December 1, 2006, by and among Seller and Petro Resources Corporation (now Magnum Hunter), and all amendments thereto, shall terminate effective as of the Closing Date, and neither Party shall have any rights, interests or obligations with respect thereto.
     7.8. Effect Settlement. Seller and Buyer shall take any and all actions which are reasonably required or advisable to fully effectuate the full settlement of the Litigation and release of claims associated therewith, and the Parties shall cooperate in good faith to accomplish same.
     7.9. No Remaining Working Interests. If Seller or Buyer discover any Asset which the Parties intended to be conveyed and transferred to Buyer at Closing but which was not so transferred and conveyed, then the Party making such discovery shall promptly notify the other Party, and Seller shall execute any necessary instruments to transfer and convey such Assets to Buyer in the same manner as if such Assets were transferred at Closing, it being the intent of the Parties that Seller transfer and convey to Buyer all of Seller’s leasehold and working interests in and to all oil, gas and mineral leases covering lands in North Dakota in which Seller and Magnum Hunter (or any of Magnum Hunter’s subsidiaries) jointly owned leasehold or working interests as of the Effective Time.

     7.10. Employees. Following the execution of this Agreement, Seller shall permit Buyer to communicate with Seller’s personnel associated with the Assets to allow Buyer the opportunity to offer employment to such personnel as Buyer may desire; provided, however, that prior to any such communication, Buyer shall provide Seller with notice of Buyer’s desire to communicate with any such personnel which will include the names of such personnel.
     7.11. Recoupment of Monies by Seller. Provided there is no breach of any of the representations in Section 3.29, Buyer shall pay monies to Seller out of the Alexanders’ Suspense Accounts until Seller is paid the Alexanders’ Overpayment provided Buyer is first provided by Seller (i) a written agreement in the form attached hereto as Exhibit E from Eldora Alexander and the Leland Alexander Residuary Trust evidencing such parties’ agreement that allows Buyer to release monies out of the Alexanders’ Suspense Accounts to Seller until Seller recovers the Alexanders’ Overpayment without Buyer or Magnum Hunter incurring any liability or (ii) a non-appealable judgment or court order from a court of competent jurisdiction satisfactory to Buyer which supports Seller’s claims to the Alexanders’ Overpayment without qualification or equivocation and without Buyer or Magnum Hunter incurring any liability. The obligations of Buyer or Magnum Hunter pursuant to this Section 7.11 shall, at all times, be subject to Buyer’s and Magnum Hunter’s rights and authority as operator and payor of proceeds under any relevant laws and regulations. To the extent Buyer discovers that the Alexanders’ Overpayment is incorrect, Buyer shall promptly notify Seller and provide reasonable documentation to Seller evidencing the correct amount of the Alexanders’ Overpayment.
     7.12. Aitken Leases. Seller and Buyer acknowledge that Seller, Buyer and PRC Williston LLC have executed that certain Letter Agreement of even date herewith concerning the Aitken Leases and the obligations of Seller concerning such leases (the “Aitken Agreement”). Seller shall fully comply with the terms of the Aitken Agreement.
ARTICLE VIII
SURVIVAL; INDEMNIFICATION
     8.1. Buyer’s Acknowledgment Concerning Possible Contamination of the Assets. Buyer is aware that the Assets have been used for exploration, development, and production of oil and gas and that there may be petroleum, produced water, wastes, or other materials resulting from the exploration, development, and production of oil and gas located on or under the Assets or associated with the Assets in quantities typical for oilfield or gas operations in the areas in which the Assets are located. Sites included in the Assets may contain NORM, which may affix or attach itself to the inside of Wells, materials, and equipment. Notwithstanding the foregoing, NORM and any other materials listed in this paragraph have been used and managed by Seller in accordance with all applicable Environmental Laws.
     8.2. Material Adverse Environmental Conditions. Subject to Buyer’s right to indemnification pursuant to Section 8.4(a):
          (a) Buyer shall notify Seller of any material adverse environmental condition of the Assets that Buyer finds unacceptable and provide reasonable documentation of such condition to Seller. An Environmental Condition is a material adverse environmental condition (“Material Adverse Environmental Condition”) only if all the following criteria are met:

          (i) Seller receives Buyer’s notice no later than 5:00 p.m. Central Time on the third (3rd) Business Day prior to the Closing Date (the “Environmental Deadline Date”);
          (ii) The Environmental Condition is required to be remediated on the Effective Time under the Environmental Laws in effect on the Effective Time; and
          (iii) Seller’s share of the total cost to remediate (A) an individual Environmental Condition is reasonably estimated by Buyer to be more than Twenty Thousand Dollars ($20,000.00) or (B) all individual Environmental Conditions, when taken as a whole, is reasonably estimated by Buyer to be more than Eighty Thousand Dollars ($80,000.00), in each case to levels required by the Environmental Laws in effect on the Effective Time.
          (b) With respect to Assets affected by a Material Adverse Environmental Condition, (i) Buyer shall elect to acquire the affected Asset and reduce the Cash Consideration by an amount reflecting the cost reasonably estimated by Buyer and Seller to remediate the Material Adverse Environmental Condition affecting such Asset or (ii) if Buyer does not elect to acquire the affected Asset and in good faith believes the maximum cost to remediate a Material Adverse Environmental Condition is unquantifiable but in any event Seller’s share is reasonably expected to exceed $100,000 or exceeds the Allocated Value of the affected Asset, Seller shall retain the affected Asset and the Cash Consideration shall be reduced by the Allocated Value of such Asset subject, however, with respect to this clause (ii), to the right of Seller to elect prior to Closing to provide written notice to Buyer that Seller desires to submit to Environmental Arbitration the extent of the Material Adverse Environmental Condition and the cost of remediation. With respect to clause (i) in the immediately preceding sentence, Buyer and Seller shall, in good faith, attempt to agree on the cost reasonably estimated to remediate a Material Adverse Environmental Condition; provided, however, if Buyer and Seller are unable to agree on the cost estimated to remediate a Material Adverse Environmental Condition prior to Closing, (A) the Cash Consideration shall be reduced by the amount reasonably estimated by Buyer and (B) Seller may refer any remaining dispute with respect to the cost estimated to remediate the Material Adverse Environmental Condition to Environmental Arbitration, provided Seller provides written notice to Buyer ten (10) Business Days after Closing that Seller desires to submit such matters to Environmental Arbitration. For purposes hereof, “Environmental Arbitration” shall mean arbitration with procedures and rules materially similar to those set forth in Exhibit A Section 8, provided further that the arbitrator shall be an environmental attorney or other professional, familiar by training and experience with U.S. environmental and business matters in the oil and gas industry.
          (c) Notwithstanding anything to the contrary herein, at the Environmental Deadline Date, any matters that may otherwise constitute a Material Adverse Environmental Condition, but of which Seller has not been specifically notified by Buyer in accordance with the foregoing, will be deemed to have been waived by Buyer for all purposes except for Buyer’s remedies for any breach by Seller of its representations in Article III of this Agreement.

     8.3. Limitation on and Survival of Representations and Warranties.
          (a) Buyer and Seller acknowledge and agree that no representations or warranties have been made by Buyer or Seller in connection with the transactions contemplated by this Agreement, except for those representations and warranties made in this Agreement or in any agreements or instruments executed in connection herewith or delivered pursuant hereto.
          (b) Subject to paragraph (a) of this Section 8.3, all representations and warranties contained in this Agreement, or in any agreements or instruments executed in connection herewith or delivered pursuant hereto, shall survive the Closing for a period of eighteen (18) months beginning on the Closing Date, except that any representations and warranties with respect to Taxes shall survive until the expiration of the applicable statute of limitations with respect to the underlying Tax claim (including any valid extensions). Such representations and warranties shall only be effective with respect to any breach or claim when notice of such breach or claim shall have been given in writing to the other Party in breach or against which indemnification is sought within such period. All covenants contained in this Agreement or in any agreement or instrument executed in connection herewith shall survive the Closing for the applicable statute of limitations relating thereto. Any claim for indemnification for which notice has been given within the prescribed period may be prosecuted to conclusion notwithstanding the subsequent expiration of such period.
     8.4. Indemnification by Seller.
          (a) Subject to the limitations set forth in Section 8.3, Seller hereby agrees to indemnify and hold Buyer and its affiliates and their respective employees, officers, managers, members and directors (each a “Buyer Indemnified Party”) harmless from and against any and all claims, demands, suits, proceedings, judgments, losses, liabilities, damages, costs and expenses (including, but not limited to, reasonable attorneys’ fees) (collectively, “Losses”) imposed upon or incurred by any Buyer Indemnified Party as a result of or in connection with any of the following:
          (i) any breach of a representation or warranty made by Seller in this Agreement or in the certificate delivered by Seller pursuant to Section 6.4(a)(ii) or any agreement or instrument executed in connection herewith or pursuant hereto;
          (ii) the breach of, or default in the performance by Seller of, any covenant, agreement or obligation to be performed by Seller pursuant to this Agreement or any agreement or instrument executed in connection herewith or pursuant hereto;
          (iii) the Excluded Assets or the Retained Liabilities; or
          (iv) any responsibility for any offsite transportation, treatment, storage or disposal by Seller of Hazardous Materials produced on, at or from any the Assets prior to the Closing Date.
          (b) Within forty-five (45) days after receipt by a Buyer Indemnified Party of notice of the commencement of an Action or other event giving rise to a claim by a Buyer Indemnified Party for indemnification under this Section 8.4 (a “Buyer Claim”), the Party receiving such notice shall notify (the “Buyer Claim Notice”) Seller in writing of the commencement of such Action or the assertion of such Buyer Claim; provided, however, that failure to give such notice shall not relieve Seller of its obligations hereunder unless and only to the extent that Seller is materially prejudiced thereby. Seller shall have the option, and shall notify Buyer Indemnified Party in writing within ten (10) Business Days after its receipt of a Buyer Claim Notice of its election, either: (A) to participate (at the expense of Seller) in the defense of such Action or Buyer Claim (in which case the defense of such Action or Buyer Claim shall be controlled by Buyer Indemnified Party) or (B) to take charge of and control the defense of such Action or Buyer Claim (at the expense of Seller). If Seller elects to control the defense, it will not compromise or settle the Action or Buyer Claim without the prior written consent of Buyer (which consent shall not be unreasonably withheld, conditioned or delayed), except as provided in Section 8.6. If Seller fails to notify Buyer Indemnified Party of its election within the applicable response period, then Seller shall be deemed to have elected not to control the defense of such Action or Buyer Claim. If Seller elects to control the defense of any Action or Buyer Claim, Buyer Indemnified Party shall have the right to employ separate counsel and participate in the defense of such Action or Buyer Claim, but the fees and expenses of such counsel shall be at the expense of Buyer Indemnified Party.
          (c) Except as provided in Section 8.6, if Seller does not control the defense of any Action or Buyer Claim, then Buyer Indemnified Party may settle such Action or Buyer Claim only with the prior written consent of Seller (not to be unreasonably withheld, conditioned or delayed).
     8.5. Indemnification by Buyer.
          (a) Subject to the limitations set forth in Sections 7.2 and 8.3, Buyer hereby agrees to indemnify and hold Seller and its affiliates and their respective employees, officers, managers, and members (each a “Seller Indemnified Party”) harmless from and against any and all Losses imposed upon or incurred by any Seller Indemnified Party as a result of or in connection with any of the following:
          (i) any breach of a representation or warranty made by Buyer in this Agreement or in the certificate delivered by Buyer pursuant to Section 6.4(b)(iv) or any agreement or instrument executed in connection herewith or pursuant hereto;
          (ii) the breach of or default in the performance by Buyer of any covenant, agreement or obligation to be performed by Buyer pursuant to this Agreement or any agreement or instrument executed in connection herewith or pursuant hereto; or
          (iii) the ownership or operation of the Assets and Assumed Liabilities from and after the Closing Date.
          (b) Within thirty (30) days after receipt by a Seller Indemnified Party of notice of the commencement of an Action or other event giving rise to a claim by a Seller Indemnified Party for indemnification (a “Seller Claim”), the Party receiving such notice shall notify (the “Seller Claim Notice”) Buyer in writing of the commencement of such Action or the assertion of such Seller Claim; provided, however, that failure to give such notice shall not relieve Buyer of its obligations hereunder unless and only to the extent that Buyer is materially prejudiced thereby. Buyer shall have the option, and shall notify Seller Indemnified Party in writing within ten (10) Business Days after its receipt of a Seller Claim Notice of its election, either: (A) to participate (at its own expense) in the defense of the Action or Seller Claim (in which case the defense of such Action or Seller Claim shall be controlled by Seller Indemnified Party) or (B) to take charge of and control defense of such Action or Seller Claim (at its own expense). If Buyer fails to notify Seller Indemnified Party of its election within the applicable response period, then Buyer shall be deemed to have elected not to control the defense of such Action or Seller Claim. If Buyer elects to control the defense, it will not compromise or settle the Action or Seller Claim without the prior written consent of Seller (which consent shall not be unreasonably withheld, conditioned or delayed), except as provided in Section 8.6. If Buyer elects to control the defense of any Action or Seller Claim, each Seller Indemnified Party shall have the right to employ separate counsel and participate in the defense of any such Action or Seller Claim, but the fees and expenses of such counsel shall be at the expense of Seller Indemnified Party.
          (c) Except as provided in Section 8.6, if Buyer does not control the defense of any Action or Seller Claim, then Seller Indemnified Party may settle such Action or Seller Claim only with the prior written consent of Buyer (not to be unreasonably withheld, conditioned or delayed).
     8.6. Consent to Settlement; Cooperation. Either Buyer or Seller, as the case may be (each an “Indemnifying Party”), in the defense of any claim or litigation, may, without the consent of the Buyer Indemnified Party or Seller Indemnified Party, as the case may be, consent to entry of any judgment or enter into any settlement only if the same (i) results in a final resolution that the Buyer Indemnified Party or the Seller Indemnified Party, as applicable, is not liable with respect to the Buyer Claim or the Seller Claim, respectively (including as an unconditional term thereof the giving by the claimant or plaintiff to such Buyer Indemnified Party or Seller Indemnified Party (as applicable) of a full and unconditional release from all liability in respect of such claim or litigation); (ii) neither provides for relief nor contains as a remedy anything other than money damages covered by the indemnity; and (iii) contains no admission of wrongdoing by the Buyer Indemnified Party or the Seller Indemnified Party, as applicable. A Buyer Indemnified Party or Seller Indemnified Party, as the case may be, shall furnish such information regarding itself or the claim in question as the Indemnifying Party, may reasonably request in writing and as shall be reasonably required in connection with the defense of such claim and litigation resulting therefrom.
     8.7. Buyer Qualifications. Buyer understands that operation of the Leases is subject to requirements of the Governmental Authorities having jurisdiction. It will be the obligation of Buyer to ensure that, as of the Closing, or as soon thereafter as reasonably practicable, Buyer will meet the qualifications of the Governmental Authorities having jurisdiction, in order to become record operator of the Leases.
ARTICLE IX
TERMINATION
     9.1. Termination. This Agreement may be terminated and the transactions contemplated by this Agreement may be abandoned at any time, prior to the Closing only as follows:

          (a) by mutual written consent of Buyer and Seller;
          (b) by Buyer or Seller if the Closing shall not have occurred on or before August 18, 2011 (provided that the right to terminate this Agreement under this Section 9.1(b) shall not be available to any Party whose breach of this Agreement has been the cause of, or has resulted in, the failure of the Closing to occur on or before such date);
          (c) by Buyer or Seller, if any court of competent jurisdiction in the United States or other United States governmental body shall have issued an order, decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting the transactions contemplated hereby and such order, decree, ruling or other action shall have become final and non-appealable;
          (d) by Buyer or Seller, if the aggregate of the Title Defect Amounts asserted by Buyer pursuant to and in accordance with Exhibit A Section 3 total more than fifteen percent (15%) of the Purchase Price; or
          (e) by Buyer or Seller, if the total cost to remediate all Material Adverse Environmental Conditions is reasonably estimated by Buyer to be more than fifteen percent (15%) of the Purchase Price.
     9.2. Effect of Termination. If this Agreement is terminated pursuant to Section 9.1 and the transactions contemplated by this Agreement are not consummated, all further obligations of the Parties under or pursuant to this Agreement shall terminate without further liability of either Party to the other; provided, however, the obligations contained in Article VIII, this Section 9.2 and Section 10.2 of this Agreement shall survive any such termination. Nothing contained in this Section 9.2 shall relieve any Party from liability for any breach of this Agreement.
     9.3. Amendment. This Agreement may not be amended except by a written instrument signed by both of the Parties and Magnum Hunter.
     9.4. Extension; Waiver. At any time prior to the Closing, each of the Parties may (a) extend the time for the performance of any of the obligations or other acts of the other Party hereto, (b) waive any inaccuracies in the representations and warranties of the other Party hereto contained herein or in any document, certificate or writing delivered pursuant hereto, or (c) waive compliance by the other Party hereto with any of such Party’s covenants, agreements or conditions contained herein. Any agreement on the part of either Party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party.
ARTICLE X
MISCELLANEOUS
     10.1. Entire Agreement. This Agreement and the documents to be delivered pursuant hereto constitute the entire agreement between the Parties and Magnum Hunter pertaining to the subject matter hereof, and supersede the Settlement Memorandum and all other prior and contemporaneous agreements, understandings, negotiations and discussions of the Parties and

Magnum Hunter, whether oral or written, and there are no warranties, representations or other agreements among the Parties and Magnum Hunter in connection with the subject matter hereof, except as specifically set forth herein or therein.
     10.2. Expenses.
          (a) Whether or not the transactions contemplated by this Agreement are consummated, each of the Parties hereto shall pay the fees and expenses of their respective counsel, investment bankers, financial advisors, accountants and other experts and the other expenses incident to the negotiation and preparation of this Agreement, consummation of the transactions contemplated hereby and associated with the Litigation.
          (b) Buyer shall be solely responsible for all filings and recording of assignments and other documents which transfer any of the Assets to Buyer or which designate Buyer as the operator of the Assets and for all fees connected with such filings or recordings. Upon request, Buyer shall advise Seller of the pertinent recording data.
     10.3. Governing Law. This Agreement shall be construed and interpreted according to the laws of the State of North Dakota without regard to the conflicts of law rules thereof and any dispute shall be resolved in the United States District Court for the District of North Dakota or such other North Dakota state court of competent jurisdiction.
     10.4. Assignment. This Agreement and each Party’s respective rights hereunder may not be assigned at any time without the prior written consent of the other Party; provided that Buyer shall have the right to assign its rights and interests under this Agreement to a wholly owned (directly or indirectly) entity of Magnum Hunter but such assignment shall not relieve Buyer or Magnum Hunter, as applicable, of any of its obligations or liabilities hereunder.
     10.5. Notices. All communications, notices and disclosures required or permitted by this Agreement shall be in writing and shall be deemed to have been given when delivered personally, by messenger or by overnight delivery service (if during normal business hours or the next Business Day, if not during normal business hours), or when mailed by registered or certified United States mail, postage prepaid, return receipt requested, or when received via telecopy (if during normal business hours or the next Business Day, if not during normal business hours) or electronic mail, in all cases addressed to the person for whom it is intended at his address set forth below or to such other address as a Party shall have designated by notice in writing to the other Party in the manner provided by this Section 10.5:
          If to Seller:
Eagle Operating, Inc.
50401 Highway 52 North
Kenmare, ND 58746
Attention: Robert Mau
Telephone: (701) 385-4244
Facsimile: (701) 385-3016
Email: eagleop@yahoo.com

          With a copy to (which shall not constitute notice):
Fredrikson & Byron, P.A.
200 N. Third Street, Suite 150
Bismarck, ND 58501
Attention: Lawrence Bender
Telephone: (701) 221-4020
Facsimile: (701) 221-4040
Email: lbender@fredlaw.com
          If to Buyer and Magnum Hunter:
Magnum Hunter Resources Corporation
777 Post Oak Blvd., Suite 650
Houston, TX 77056
Attention: Mr. Paul M. Johnston, Senior Vice President and General Counsel
Telephone: (832) 369-6986
Telecopy: (832) 369-6992
Email: pjohnston@magnumhunterresources.com
          With a copy to (which shall not constitute notice):
Fulbright & Jaworski L.L.P.
2200 Ross Avenue, Suite 2800
Dallas, TX 75201
Attention: Mr. David E. Morrison
                  Mr. Mark R. Wasem
Telephone: (214) 855-8000
Telecopy: (214) 855-8200
Email: dmorrision@fulbright.com
     10.6. Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed an original, but such counterparts shall together constitute but one and the same Agreement.
     10.7. Specific Performance. The Parties hereto agree that irreparable damage would occur in the event any of the provisions of this Agreement were not performed in accordance with the terms hereof and that the Parties shall be entitled to specific performance of the terms hereof, plus attorneys’ fees or, in the alternative, any other remedy at law or equity.
     10.8. Severability. If any provision, clause or part of this Agreement, or the application thereof under certain circumstances, is held invalid, the remainder of this Agreement, or the application of such provision, clause or part under other circumstances, shall not be affected thereby.

     10.9. No Third-Party Reliance. No third party (other than Magnum Hunter, a Buyer Indemnified Party or a Seller Indemnified Party) is entitled to rely on any of the representations, warranties and agreements contained in this Agreement, and Seller and Buyer assume no liability to any third party (other than, as applicable, Magnum Hunter, the Buyer Indemnified Parties and the Seller Indemnified Parties) because of any reliance on the representations, warranties and agreements of Seller and Buyer contained in this Agreement.
     10.10. Name Removal. Promptly after Closing, but in any case within ten (10) days following Closing, Seller shall eliminate the use of its name (or the name of any of its affiliates) from the Wells, Personal Property and any other applicable Assets. Seller shall inform Buyer of any such Wells, Personal Property and other applicable Assets for which Seller removed its name (or the name of any affiliate).
     10.11. Execution by Magnum Hunter. Magnum Hunter is executing this Agreement for the limited purposes of evidencing its agreement to be bound by Section 2.2(ii), Section 2.7 and Article IV.
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SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed as of the day and year first above written.

EAGLE OPERATING, INC.
By:	/s/ Robert Mau
	Name:	Robert Mau
	Title:	President

WILLISTON HUNTER ND, LLC
By:	Magnum Hunter Resources Corporation
its sole member

By:	/s/ Gary C. Evans
	Name:	Gary C. Evans
	Title:	Chairman and Chief Executive Officer

MAGNUM HUNTER RESOURCES CORPORATION
By:	/s/ Gary C. Evans
	Name:	Gary C. Evans
	Title:	Chairman and Chief Executive Officer

[Signature Page to Purchase and Sale Agreement]